International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2018

(Unaudited)

Management’s Discussion and Analysis

International Bank for Reconstruction and Development (IBRD)

Management’s Discussion and Analysis

September 30, 2018

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018 1

Management’s Discussion and Analysis	Section I: Executive Summary

This Management’s Discussion & Analysis (MD&A) reflects the results of the International Bank for Reconstruction and Development’s (IBRD’s) financial performance for the three-month period ended September 30, 2018. This document should be read together with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2018 (FY18). IBRD undertakes no obligation to update any forward-looking statements. IBRD produces publicly available information relating to its development operations’ results and corporate performance, which can be found in the World Bank Corporate Scorecard and Sustainability Review.

Box 1 provides IBRD’s selected financial data as of, and for the three months ended, September 30, 2018 and 2017, as well as for the fiscal years ended June 30, 2015-2018.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the three months ended September 30,		As of and for the fiscal years ended June 30,
	2018	2017	2018	2017	2016	2015
Lending Highlights (Section III)

Commitments [a]	$1,551	$1,542	$23,002	$22,611	$29,729	$23,528
Gross disbursements [b]	4,250	3,991	17,389	17,861	22,532	19,012
Net disbursements [b]	1,801	(162)	5,638	8,731	13,197	9,999

Reported Basis (Section III)

Income Statement

Board of Governors-approved and other transfers	$(90)	$(55)	$(178)	$(497)	$(705)	$(715)
Net income (loss)	404	24	698	(237)	495	(786)

Balance Sheet

Total assets	$416,790	$413,324	$403,056	$405,898	$371,260	$343,225
Net investment portfolio	79,128	75,186	73,492	71,667	51,760	45,105
Net loans outstanding	185,122	178,412	183,588	177,422	167,643	155,040
Borrowing portfolio	223,184	211,660	213,652	207,144	178,231	158,853

Key Management Indicators

Allocable Income (Section III)	$226	$205	$1,161	$795	$593	$686

Usable Equity [c] (Section IV)	$43,471	$42,061	$43,518	$41,720	$39,424	$40,195

Equity-to-loans Ratio [d] (Section IV)	22.8%	22.8%	22.9%	22.8%	22.7%	25.1%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes proposed transfer to the General Reserve.

2 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018

Management’s Discussion and Analysis	Section I: Executive Summary

Section I:    Executive Summary

Goals and the 2030 Development Agenda

With its many years of experience and its depth of knowledge in the international development arena, IBRD plays a key role in achieving the World Bank Group’s (WBG1) overarching goals of ending extreme poverty by 2030 and promoting shared prosperity in a sustainable manner2. The WBG has identified three key priorities to achieve this: sustainable and inclusive growth, investment in human capital, and strengthening resilience. These goals and priorities reflect and support the international community’s development agenda set for 2030, which include the Sustainable Development Goals (SDGs).

The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities. The Forward Look rests on four pillars: serving all clients; leading on global issues; mobilizing resources for development; and improving the business model.

At IBRD’s Spring Meetings in April 2018, the Board of Governors (Governors) endorsed a package that includes a General Capital Increase (GCI) and a Selective Capital Increase (SCI), as well as institutional and financial reforms designed to ensure long-term financial sustainability. The package provides support for the priorities identified under the Forward Look strategy. On October 1, 2018, the Governors approved the capital increase, which will result in additional subscribed capital of $60.1 billion, with $7.5 billion of paid in capital and $52.6 billion of callable capital, over the next five years.

Financial Results and Portfolio Performance

The financial performance of IBRD reflects the impact from the measures put in place in previous years to increase its financial capacity and ensure its long-term financial sustainability.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

[2]	By decreasing the percentage of people living on less than $1.90 a day to no more than 3% by 2030 and improving the income growth of the bottom 40% in each country.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018 3

Management’s Discussion and Analysis	Section I: Executive Summary

Net Income and Allocable Income

IBRD had net income of $404 million on a reported basis for the first three months of FY19, compared with net income of $24 million during the same period in FY18. The higher net income during the first three months of FY19 is primarily due to the unrealized mark-to-market gains experienced on the non-trading portfolios versus the unrealized mark-to-market losses in the same period last year. Given IBRD’s intention to maintain its non-trading portfolio positions, unrealized mark-to-market gains and losses are not included in IBRD’s allocable income, which is the income measure used as the basis for making net income allocation decisions.

$404 million Net Income

IBRD’s allocable income during the first three months of FY19 was $226 million, an increase of $21 million from the same period in FY18. The higher allocable income was primarily due to the decrease in IBRD’s net administrative expenses, as a result of the lower allocation of expenses to IBRD, as well as lower contributions to grant making facilities in FY19 as compared to FY18.

$226 million Allocable Income

Loans

IBRD’s lending operations during the first three months of FY19 resulted in $1.6 billion of new loan commitments and $1.8 billion of net loan disbursements. The latter was the key driver in the increase in net loans outstanding, from $184 billion as of June 30, 2018 to $185 billion as of September 30, 2018.

$185 billion Net Loans Outstanding

Investments

IBRD’s investment portfolio increased by $5 billion, from $74 billion as of June 30, 2018 to $79 billion as of September 30, 2018. The investments remain concentrated in the upper end of the credit spectrum, with 61% rated AA or above, reflecting IBRD’s objective of principal protection and resulting preference for high quality investments.

$79 billion Net Investment Portfolio

Borrowings

IBRD raised medium and long-term debt of $17 billion during the first three months of FY19, resulting in a $9 billion increase in the portfolio, from $214 billion as of June 30, 2018 to $223 billion as of September 30, 2018. The funds raised financed development lending operations and satisfied the increase in liquidity requirements. The debt issuances were highly diversified; 17 currencies, ranging from sizes of $0.5 million to $5 billion, with an average maturity of 4.3 years.

$223 billion Borrowing Portfolio

Usable Equity

IBRD’s usable equity continues to be adequate to support current lending operations. The Governors’ approval of the GCI and SCI resolutions, on October 1, 2018, will enhance IBRD’s financial capacity and allow IBRD to better support the development priorities of its client countries.

$43 billion Usable Equity

4 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018

Management’s Discussion and Analysis	Section I: Executive Summary

Key Performance Indicators

Lending – Lending commitments (including guarantees) were broadly in line with FY18 (Table 4). During the first three months of FY19, IBRD committed $1.6 billion to help its borrowing member countries finance their development needs. Compared to the same period last year, the regions with the largest increase in share of commitments were Africa and the Middle East & North Africa, each with 19% of FY19 YTD commitments compared to 5% and 4%, respectively in FY18 YTD. As of September 30, 2018, IBRD’s net loans outstanding amounted to $185 billion, an increase of $1.5 billion from June 30, 2018.

In billions of U.S dollars
Commitments	Disbursements	Net Loans outstanding

Capital Adequacy and Liquidity – The Equity-to-Loans ratio was 22.8% as of September 30, 2018 and remained largely unchanged compared with June 30, 2018. The net investment portfolio reached $79 billion as of September 30, 2018. In addition to pre-funding activities during the period, IBRD maintains high levels of liquidity in its investment portfolio to ensure it can meet its liquidity needs, even under potential scenarios of severe market disruptions. The borrowing portfolio was $223 billion as of September 30, 2018, an increase of $9 billion compared with June 30, 2018.

In billions of U.S dollars (except for ratio)
Equity to Loans ratio	Net Investment Portfolio	Borrowing Portfolio

Financial Results – On a reported basis, IBRD had net income of $404 million for the first three months of FY19 compared with net income of $24 million during the same period in FY18. This primarily reflects unrealized mark-to-market gains experienced on the non-trading portfolios compared with unrealized mark-to-market losses in the first three months of FY18 (See Table 1). After the standard adjustments to arrive at allocable income, IBRD had allocable income of $226 million for the first three months of FY19, higher by $21 million compared with the same period in FY18.

In millions of U.S dollars
Allocable Income

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018 5

Management’s Discussion and Analysis	Section II: Overview

Section II:    Overview

IBRD, an international organization owned by its 189-member countries, is one of the five institutions of the WBG. Each of these institutions is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is one of the largest Multilateral Development Banks (MDB) in the world and is able to combine knowledge services and financing with global reach. While its main business activity is extending loans to its eligible member countries, by operating globally, IBRD maintains a depth of development knowledge, uses its convening power to advance the global public goods agenda, and coordinates responses to regional and global challenges.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure its financial strength to fulfill its sustainable development activities. IBRD seeks to generate sufficient revenue to conduct its operations, as well as to be able to set aside funds in reserves to strengthen its financial sustainability and provide support to IDA and to trust funds via income transfers for other developmental purposes.

The financial strength of IBRD is based on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members, and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD pursues its development goals primarily by providing loans, guarantees, and knowledge services for development focused projects and programs to creditworthy middle-income and lower-income countries.

IBRD offers its borrowers long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

Figure 1 illustrates IBRD’s financial business model.

Figure 1: IBRD’s Financial Business Model

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018

Management’s Discussion and Analysis	Section II: Overview

In order to be able to meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies, and its bonds are viewed as high quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

IBRD makes extensive use of derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment trading portfolios) with that of its liabilities (borrowing portfolio), and to stabilize the earnings on its equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies introduce volatility through unrealized mark-to-market gains and losses on the reported basis income statement (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments (both net of funding costs), and equity contribution. These revenues cover administrative expenses, provisions for losses on loans and other exposures3 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

In addition to the revenue generated from activities as shown in Figure 2, IBRD also earns revenue from other development activities, in the form of non-interest revenue from externally funded activities. Mobilization of external funds from third-party partners includes trust funds, reimbursable funds and fee-based services from member countries, such as Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and the Reserves Advisory Management Program (RAMP). The growth of non-interest revenue from externally funded activities provides an additional means to expand capacity to support the development needs of client countries. Management continues to strengthen and align this revenue source with the overall WBG strategy and priorities.

At IBRD’s Spring Meetings in April 2018, the Governors endorsed a package of measures and a capital increase designed to enhance IBRD’s financial capacity on a sustainable basis. That package includes:

•	A General and Selective Capital increase that will provide up to $7.5 billion in additional paid-in capital. This includes the allocation of shares from the current pool of unallocated shares;

•	New loan pricing measures approved by the Executive Directors at the end of FY18, and implemented in FY19;

•	An increase in the Single Borrower Limit (SBL) with differentiation based on per capita income; approved by the Executive Directors at the end of FY18;

•	Continued efficiency measures and administrative simplification; and

•

A financial sustainability framework that will include a sustainable lending limit and crisis buffers. The framework will be developed by management and presented to the Executive Directors for approval in FY19.

[3]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018 7

Management’s Discussion and Analysis	Section II: Overview

Figure 2: Sources and Uses of Revenue

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Condensed Statement of Income, except for changes in IBRD’s own credit, which effective July 1, 2018, are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income.

Fair Value Results

IBRD reflects all financial instruments at fair value in Section V of this document. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; and to manage various market risks, including interest rate risk and commercial counterparty credit risk.

Allocable Income

IBRD’s Articles of Agreement (Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure which reflects income available for allocation. IBRD’s definition of allocable income starts with the net income on a reported basis, and includes certain adjustments, which are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains/losses associated with its non-trading portfolios, as well as the expenses associated with the Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

IBRD uses derivatives to manage its exposure to various market risks inherent in its trading and non-trading portfolios. These derivatives are primarily used to economically align the interest rate and currency bases of its assets and liabilities.

In line with its financial risk management policies, IBRD intends to maintain its positions in the non-trading portfolios (loans, borrowings, and derivative instruments in the Equity Management Framework). As a result, Management has consistently followed the practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios to arrive at allocable income, since derivatives are carried at fair value with changes going through the income statement.

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018

Management’s Discussion and Analysis	Section III: Financial Results

Section III:  Summary of Financial Results

The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars
For the three months ended September 30,	2018	2017	Variance
Interest revenue, net of funding costs
Interest margin	$311	$296	$15
Equity contribution, (including EMF)	199	172	27
Investments	(4)	51	(55)

Net interest revenue	$506	$519	$(13)

Provision for losses on loans and other exposures, net	(20)	(23)	3
Net non-interest expenses (Table 6)	(293)	(329)	36
Net other revenue (Table 5)	39	40	(1)
Board of Governors-approved and other transfers	(90)	(55)	(35)
Unrealized mark-to-market gains/ (losses) on non-trading portfolios, net [a]	262	(128)	390

Net Income	$404	$24	$380

Adjustments to reconcile net income to allocable income:
Pension and other adjustments	(6)	(2)	(4)
Board of Governors-approved and other transfers	90	55	35
Unrealized mark-to-market gains/ (losses) on non-trading portfolios, net [a]	(262)	128	(390)

Allocable income	$226	$205	$21

a.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 14.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

At September 30, 2018, total assets increased by 3.4% from June 30, 2018. The asset growth was primarily driven by an increase in investments. In line with IBRD’s risk management strategies and consistent with the increase in investments, the receivable and payable from derivatives increased during the period compared with June 30, 2018. As of September 30, 2018, IBRD’s net derivative exposure, after master netting agreements and collateral, was $1,325 million, of which $259 million related to commercial credit exposure (See Table 8 and Notes to Condensed Quarterly Financial Statements, Note F: Derivative Instruments).

Table 2: Condensed Balance Sheet

In millions of U.S. dollars
As of	September 30, 2018	June 30, 2018	Variance
Investments and due from banks	$80,571	$73,188	$7,383
Net loans outstanding	185,122	183,588	1,534
Receivable from derivatives	143,879	141,716	2,163
Other assets	7,218	4,564	2,654

Total Assets	$416,790	$403,056	$13,734

Borrowings	216,361	208,009	8,352
Payable for derivatives	150,321	147,096	3,225
Other liabilities	7,835	6,107	1,728
Equity	42,273	41,844	429

Total Liabilities and Equity	$416,790	$403,056	$13,734

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018 9

Management’s Discussion and Analysis	Section III: Financial Results

Net Income and Allocable Income

On a reported basis, IBRD had net income of $404 million for the first three months of FY19, an increase of $380 million compared with net income of $24 million during the same period in FY18. The higher net income during the first three months of FY19 is primarily due to the unrealized mark-to-market gains experienced on the non-trading portfolios, compared with unrealized mark-to-market losses in the same period last year (See Table 1).

For the first three months of FY19, IBRD’s allocable income was $226 million, an increase of $21 million from the same period in FY18. The higher allocable income was primarily due to lower net administrative expenses (after standard adjustments to arrive at the amount used to determine allocable income).

Results from Lending activities

Interest Margin

Net interest margin is the spread earned (revenue less associated funding costs) on loans funded by borrowings and IBRD’s equity. For the first three months of FY19, IBRD’s net interest margin was $311 million, an increase of $15 million compared with the same period in FY18 (Figure 3). The higher net interest margin was driven by the pricing measures adopted in FY14, as well as the increase in lending volume.

Figure 3: Net Interest Margin

In millions of U.S. dollars, YTD

Loan Portfolio

At September 30, 2018, IBRD’s net loans outstanding amounted to $185.1 billion (Table 2), 0.8% higher compared with June 30, 2018 (Figure 4). The increase was mainly attributable to positive net disbursements of $1.8 billion during the period, partially offset by $0.3 billion of currency translation losses, resulting from the 0.5% depreciation of the euro against the U.S. dollar during the period.

Figure 4: Net Loans Outstanding

In billions of U.S. dollars

Gross disbursements during the first three months of FY19 were $4.3 billion, 6.5% higher than the same period in FY18 (Table 3). The current period activity reflects $2.1 billion of disbursements supporting Development Policy operations, of which $0.9 billion was in the Middle East & North Africa region, and $0.8 billion was in the East Asia and Pacific region. As shown in Table 3, the latter had the largest share of gross disbursements during the period.

In the first three months of FY19, IBRD had new loan commitments totaling $1.6 billion, which were 0.6% higher than the same period in FY18 (Table 4). These new loan commitments primarily supported operations in Infrastructure and Sustainable Development and were largely concentrated in Energy & Extractives and Water related projects.

Figure 5: Commitments by Instrument

Program for Results operations increased by $0.4 billion, reflecting commitments of $0.3 billion in the Middle East & North Africa region, and $0.2 billion in the East Asia & Pacific region.

10 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018

Management’s Discussion and Analysis	Section III: Financial Results

Table 3 : Gross Disbursements by Region

In millions of U.S. dollars	September 30, 2018		September 30, 2017
For the three months ended	Amount	% of total	Amount	% of total	Variance
Africa	$54	1%	$9	0%	$45
East Asia and Pacific	1,387	33	489	12	898
Europe and Central Asia	522	12	1,647	41	(1,125)
Latin America and the Caribbean	998	23	720	18	278
Middle East and North Africa	1,087	26	904	23	183
South Asia	202	5	222	6	(20)

Total	$4,250	100%	$3,991	100%	$259

Table 4: Commitments by Region

In millions of U.S. dollars	September 30, 2018		September 30, 2017
For the three months ended	Amount	% of total	Amount	% of total	Variance
Africa	$300	19%	$80	5%	$220
East Asia and Pacific	400	26	308	20	92
Europe and Central Asia	118	8	531	34	(413)
Latin America and the Caribbean	183	12	162	11	21
Middle East and North Africa	300	19	60	4	240
South Asia	250	16	401	26	(151)

Total	$1,551	100%	$1,542	100%	$9

Results from Investing activities

Net Investment Revenue

During the first three months of FY19, IBRD’s net investment revenue decreased by $55 million. The decrease was primarily due to limited investment opportunities as a result of compressed credit and term premia during the period.

Figure 6: Net Investment Revenue

In millions of U.S. dollars, YTD

Investment Portfolio

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of September 30, 2018, the net investment portfolio totaled $79 billion, with $77 billion representing the liquid asset portfolio. This compares with an investment portfolio valued at $74 billion as at June 30, 2018, with $72 billion representing the liquid asset portfolio (See Notes to Condensed Quarterly Financial Statements, Note C: Investments). The increased level of liquidity reflects higher projected debt service, as well as anticipation of loan disbursements during the coming months.

Figure 7: Net Investment Portfolio

In billions of U.S. dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018 11

Management’s Discussion and Analysis	Section III: Financial Results

Results from Borrowing activities

As of September 30, 2018, the borrowing portfolio totaled $223 billion, $9 billion above June 30, 2018 (See Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). This increase was due to net new issuances in anticipation of higher projected debt service and loan disbursements during the coming months. The debt issuances during the period were highly diversified in 17 currencies, with an average maturity of 4.3 years. As of September 30, 2018, the borrowing portfolio included short-term borrowings of $12 billion, $1.7 billion higher compared with June 30, 2018.

Figure 8: Borrowing Portfolio

In billions of U.S. dollars

Equity Contribution

Equity contribution is comprised of interest revenue earned from the Equity Management Framework (EMF), and any gains which have been realized during the period as a result of the termination of certain EMF positions. It also includes equity savings (revenue from the proportion of loans funded by equity), and certain minor adjustments including those relating to discontinued loan products. For the first three months of FY19, equity contribution increased by $27 million mainly as a result of higher equity savings. This was partially offset by the reduction in interest revenue from the EMF, consistent with the increase in interest rates during the period.

Figure 9: Equity Contribution

In millions of U.S. dollars, YTD

Table 5: Net Other Revenue

In millions of U.S. dollars
For the three months ended September 30,	2018	2017		Variance
Loan commitment fees	$25	$20		$5
Guarantee fees	3	3		—
Net earnings from Post-Employment Benefit Plan (PEBP)	7	13		(6)
Pilot Auction Facility (PAF) and Pandemic Emergency Facility (PEF)	3	4		(1)
Others	1		*	1

Net other revenue (Table 1)	$39	$40		$(1)

*	Indicates amount less than $0.5 million.

Net Other Revenue

Table 5 provides details on the composition of net other revenue, which remained broadly unchanged in the first three months of FY19, compared with the same period in FY18. Loan commitment fees increased compared with FY18, as a result of the higher proportion of undisbursed loan balances, which are subject to the 25-basis point commitment fee charge as part of the FY14 pricing measures. This increase was more than offset by lower returns from PEBP during the period, compared with FY18.

Net Non-Interest Expenses

As shown in Table 6, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost sharing methodology, approved by their Boards, which is primarily driven by the relative level of activities relating to lending, knowledge services, and other services between these two institutions. The staff costs and consultant and contractual services shown in Table 6, include costs related to IBRD executed trust funds, which are recovered through revenue from externally funded activities.

12 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018

Management’s Discussion and Analysis	Section III: Financial Results

Net non-interest expenses decreased by $36 million during the first three months of FY19 compared with the same period in FY18. This decrease is mainly due to the $15 million decrease in grant making facilities, and the $9 million decrease in pension costs, as a result of the lower amortization of unrecognized net actuarial losses and service costs during the period.

Figure 10: Net Non-Interest Expenses

In millions of U.S. dollars, YTD

Table 6: Net Non-Interest Expenses

In millions of U.S. dollars
For the three months ended September 30,	2018	2017	Variance
Administrative expenses
Staff costs	$238	$237	$1
Travel	28	31	(3)
Consultant and contractual services	62	63	(1)
Pension and other post-retirement benefits[a]	62	71	(9)
Communications and technology	12	12	—
Equipment and buildings	34	31	3
Other expenses	12	21	(9)

Total administrative expenses[a]	$448	$466	$(18)

Grant making facilities	1	16	(15)
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(105)	(100)	(5)
Other revenue	(51)	(53)	2

Total revenue from externally funded activities	$(156)	$(153)	$(3)

Net non-interest expenses (Table 1)	$293	$329	$(36)

a.	Includes all components of pension costs. See Notes to Condensed Quarterly Financial Statements, Note H: Pension And Other Post-Retirement Benefits

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios. Since IBRD intends to maintain its positions in the non-trading portfolios, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally made on the basis of amounts which have been realized. See Section V for details on the unrealized mark-to-market gains/losses on the EMF portfolio.

Loan portfolio

All loans are reported at amortized cost, while the derivatives which convert IBRD’s loans to variable rate instruments are reported at fair value. As a result, while from an economic perspective all of IBRD’s loans, after the effect of derivatives, carry variable rates, and therefore have a low sensitivity to interest rates, this is not reflected in reported net income. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section V for more details.

Borrowing portfolio

On a reported basis, all of IBRD’s borrowings and the related derivatives are at fair value, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings, except for changes in IBRD’s own credit.

Effective July 1, 2018, the impact of the change in IBRD’s own credit is reflected as a Debit Valuation Adjustment on Fair Value Option Elected Liabilities in Other Comprehensive Income (OCI). These amounts were previously recognized in IBRD’s unrealized mark-to-market gains/losses on non-trading portfolios in net income. See Section V for more details.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018 13

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices continually evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. IBRD’s Board of Executive Directors (Board), particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities. It also supports Management in its oversight function, particularly in coordinating different aspects of risk management, and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines of defense” principle where:

i.	Business units are responsible for directly managing risks in their respective functional areas

ii.	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and

iii.	Internal Audit provides independent oversight.

IBRD’s risk management process comprises: risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Risk Oversight and Coverage

Financial and Operational Risk Management

The CRO has an overview of both financial and operational risks. These risks include (i) country credit risks in the core sovereign lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The risk in operations in IBRD’s lending activities is monitored, at the corporate level, by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS and the Integrity Vice Presidency jointly address such issues.

Summary and Management of IBRD’s Specific Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty, and liquidity risks. IBRD’s operational risk management framework is based upon a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

14 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018

Management’s Discussion and Analysis	Section IV: Risk Management

Table 7: Equity-to-Loans Ratio

			Variance
In millions of U.S. dollars As of	September 30, 2018	June 30, 2018	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,692	$15,732	$(40)	$5	$(45)
Special reserve	293	293	—	—	—
General reserve [a]	28,606	28,606	—	—	—
Cumulative translation adjustment [b]	(472)	(465)	(7)	—	(7)
Other adjustments [c]	(648)	(648)	—	—	—

Equity (usable equity)	$43,471	$43,518	$(47)	$5	$(52)

Loans exposure	$187,147	$185,589	$1,558	$1,802	$(244)
Present value of guarantees	2,533	2,540	(7)	(2)	(5)
Effective but undisbursed DDOs	3,351	4,548	(1,197)	(1,197)	—
Relevant accumulated provisions	(1,625)	(1,607)	(18)	(20)	2
Deferred loan income	(453)	(448)	(5)	—	(5)
Other exposures	(675)	(692)	17	17	—

Loans (total exposure)	$190,278	$189,930	$348	$600	$(252)

Equity-to-Loans Ratio	22.8%	22.9%

a.	June 30, 2018 amount includes proposed transfer of $913 million to the General Reserve, which was subsequently approved by IBRD’s Executive Directors on August 9, 2018.
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments primarily relate to the net underfunded status of IBRD’s pension plans.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon.

As shown on Table 7, IBRD’s equity-to-loans ratio marginally decreased to 22.8% as of September 30, 2018, from 22.9 % as of June 30, 2018, and remained above the 20% minimum ratio under the strategic capital adequacy framework. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018 15

Management’s Discussion and Analysis	Section IV: Risk Management

Figure 11: Country Exposures as of September 30, 2018

In billions of U.S. dollars

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 62% of IBRD’s total exposure, as of September 30, 2018.

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL). The Executive Directors approved a new SBL framework on June 28, 2018, which became effective July 1, 2018. The new framework reflects a dual-SBL system, which differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. Under the new system, the SBL is $21 billion for highly creditworthy countries below the GDI, and $19.5 billion for highly creditworthy countries above the GDI. In the event that a borrowing country eligible for one of the limits set under the new SBL framework is downgraded to the high-risk category, management may determine that the borrowing country continue to be eligible for borrowing at the currently applicable limit, but the borrowing country would not be eligible for any future increases in the SBL approved by the Executive Directors. Currently, there are two countries below- GDI and two countries above-GDI, which have their exposure limits set at the applicable SBLs. For all other countries, the individual country exposure limits are set below the relevant SBL.

Accumulated Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures, including protection provided under the EEA. For the first three months of FY19, IBRD had a provision for losses on loans and other exposures of $20 million, reflecting the impact of the increase in exposure during the period.

As of September 30, 2018, IBRD had an accumulated provision for losses on loans and other exposures of $1,663 million, which was less than 1% of these exposures, ($1,645 million as of June 30, 2018, less than 1% of total exposures).

As of September 30, 2018, only 0.2% of IBRD’s loans were in nonaccrual status, and all were related to Zimbabwe (See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures).

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions. The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies, Asset Backed Securities, Corporates, and Time Deposits). IBRD’s overall commercial counterparty credit exposure increased by $7 billion during the first three months of FY19, to $79 billion as of September 30, 2018, consistent with the increase in the investment portfolio. As shown on Table 8, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 61% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The exposures with the AAA and AA rated counterparties primarily related to sovereign debt and time deposits. The A rated counterparties primarily consisted of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

16 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018

Management’s Discussion and Analysis	Section IV: Risk Management

Table 8: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars
	As of September 30, 2018
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Derivative Exposure	Total Exposure	% of Total
AAA	$4,515	$12,064	$—	$16,579	21%
AA	3,212	28,427	198	31,837	40
A	18,870	11,869	53	30,792	39
BBB	1	32	8	41	*
BB or lower/unrated	*	9	—	9	*

Total	$26,598	$52,401	$259	$79,258	100%

	As of June 30, 2018
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Derivative Exposure	Total Exposure	% of Total
AAA	$5,127	$13,319	$—	$18,446	26%
AA	3,388	28,208	177	31,773	44
A	13,045	8,365	66	21,476	30
BBB2	118	33	11	162	*
BB or lower/unrated	—	9	—	9	*

Total	$21,678	$49,934	$254	$71,866	100%

a.

Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Table 9: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of September 30, 2018
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$11,452	$505
Affiliated Organization	Derivatives	Intermediation on behalf of IDA	5,513	—
Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	2,526	569

			$19,491	$1,074

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with commercial counterparties, IBRD also offers derivative-intermediation services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates (See Table 9).

IBRD has a master derivatives agreement with the International Finance Facility for Immunization (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of September 30, 2018, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

Market Risk

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. These movements are shown as currency translation adjustments in other comprehensive income, in equity, given IBRD’s multifunctional currency paradigm. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018 17

Management’s Discussion and Analysis	Section IV: Risk Management

To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these polices are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange movements. As a result, exchange rate movements during the period generally do not have an impact on the overall equity-to-loans ratio.

Interest Rate Risk

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates. Figure 12 below illustrates the use of derivatives for loans and borrowings:

Figure 12: Use of Derivatives for Loans and Borrowings

Derivatives are also used to manage market risk in the liquidity portfolio. In line with its development mandate, IBRD maintains a large liquidity balance to ensure that it can make payments on its borrowing obligations and loan disbursements, even in the event of severe market disruptions. Pending disbursement, the liquidity portfolio is invested on a global basis in multiple currencies and interest rates. Derivatives are also used to align the currency and duration of investments with the debt funding the liquidity portfolio. Figure 13 below illustrates the use of derivatives in the liquidity portfolio:

Figure 13: Use of Derivatives for Investments

Income from loans funded by IBRD’s equity is sensitive to changes in short-term interest rates, as IBRD’s loans, net of derivatives, predominantly earn variable interest linked to variable rate indices (e.g., LIBOR). Approximately 23% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio of 22.8%. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses the EMF, which allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five years based on market and macroeconomic conditions. Figure 14 illustrates the use of derivatives for EMF:

Figure 14: Use of Derivatives for EMF

18 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018

Management’s Discussion and Analysis	Section IV: Risk Management

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

Historically, IBRD has operated at liquidity levels ranging between 100% and 150% of the Prudential Minimum, which is now defined as 80% of the Target Liquidity Level, starting from June 2017. The 150% maximum guideline now applies to the Target Liquidity Level rather than the Prudential Minimum, and continues to function as a guideline rather than a hard ceiling.

As of September 30, 2018, the liquid asset portfolio was 172% of the Target Liquidity Level. The increased level of liquidity reflects the higher Prudential Minimum, as well as higher projected debt service and loan disbursements during the coming months. The FY19 Target Liquidity Level and Prudential Minimum liquidity level have been set at $56 billion and $44.8 billion, respectively.

Operational Risk

Operational risk is defined as the risk of financial loss or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and safety, business continuity, external vendor risks and cyber security. IBRD’s approach to managing operational risk includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, identifying emerging risks that may affect business units, and developing risk response and mitigating actions.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018 19

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Section V: Fair Value Analysis

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

Fair Value of Financial Instruments

For the first three months of FY19, IBRD experienced net unrealized mark-to-market losses on a fair value basis of $144 million on its non-trading portfolios. See Table 10 for details.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk (IBRD’s non-commercial counterparty exposure mainly arises from derivative-intermediation activities on behalf of IFFIm, as discussed earlier). For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

IBRD also calculates a DVA for changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk (own credit).

Through FY18, all fair value adjustments were recognized through the Statement of Income. Under new guidance issued by the Financial Accounting Standards Board (FASB), effective July 1, 2018, fair value adjustments relating to changes in IBRD’s own credit for financial liabilities measured under the fair value option are reported in Other Comprehensive Income (OCI) (see Notes to Financial Statements: Note A-Summary of Significant Accounting and Related Policies).

As of September 30, 2018, IBRD’s condensed balance sheet included a DVA of $207 million in Accumulated Other Comprehensive Income (AOCI), associated with the changes in own credit for financial liabilities measured under the fair value option. This includes $52 million relating to the current period.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of September 30, 2018, IBRD’s condensed balance sheet included a CVA and a DVA, on outstanding derivatives, of $8 million and $60 million, respectively.

Effect of Interest and Credit

After the effect of derivatives, virtually the entire loan and borrowing portfolios for IBRD carry variable interest rates. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is therefore low, resulting in relatively small interest rate related unrealized mark-to-market gains/losses in income (Table 11).

Borrowing Portfolio

•

For the first three months of FY19, IBRD experienced $125 million of unrealized mark-to-market gains on the borrowing portfolio, of which $72 million was reflected on the Statement of Income, and $53 million was reflected in OCI. The $72 million of unrealized mark-to-market gains are mainly due to the increase in interest rates during the period, as well as the change in fair value as instruments approach maturity. The $53 million of unrealized mark-to-market gains, mainly reflects the changes in IBRD’s own credit during the period. As shown in Table 11, the dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $64 million of unrealized mark-to-market gains.

20 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Table 10: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars

For the three months ended September 30,	2018	2017
Borrowing portfolio	$125	$(162)
Loan portfolio	(164)	383
EMF	(105)	(36)

Total	$(144)	$185

a.	See Table 13 for reconciliation to the fair value comprehensive basis net income.

Table 11: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
	Interest Rate Effect on Fair Value Income	Credit Effect on Fair Value Income
As of September 30, 2018	Sensitivity a c	Sensitivity b c
Borrowing portfolio	$4	$64
Loan portfolio	(12)	(29)
EMF	(11)	*
Investment portfolio	(1)	(2)

Total (loss)/gains	$(20)	$33

a.	After the effects of derivatives
b.	Excludes CVA and DVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates /credit spreads.
*	Sensitivity is marginal.

Loan Portfolio

For the first three months of FY19, IBRD experienced $164 million of unrealized mark-to-market losses on the loan portfolio. This was mainly driven by the impact of the increase in interest rates on IBRD’s loans as well as a slight worsening of borrowers’ credit spreads during the period. As shown in Table 11, the dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $29 million of unrealized mark-to-market losses. See the June 30, 2018 MD&A for a detailed discussion on how the credit risk of each portfolio is managed.

EMF

For the first three months of FY19, IBRD experienced $105 million of unrealized mark-to-market losses on the EMF portfolio, which mainly reflected the impact of the increase in U.S. dollar interest rates during the period. As measured by duration, the interest rate sensitivity of IBRD’s equity remained largely unchanged at approximately 2.7 years as of September 30, 2018.

As shown in Table 11, on a fair value basis, if interest rates increased by one basis point across markets, IBRD would overall experience a net unrealized mark-to-market loss of approximately $11 million for the EMF portfolio as of September 30, 2018.

Figure 15 provides a breakdown of the overall sensitivity to interest rates of the borrowing, loan, EMF, and investment portfolios. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is low, resulting in relatively small interest rate related unrealized mark-to-market gains/losses in reported net income. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $64 million on the bonds. These would be offset by net unrealized mark-to-market losses of $60 million on the related swaps, resulting in net unrealized mark-to-market gains of $4 million for the portfolio.

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income.

Tables 12 to 14 provide a reconciliation from the reported basis to the fair value basis for both the condensed balance sheet and condensed income statement.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018 21

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Figure 15: Sensitivity to Interest Rates as of September 30, 2018

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF	Investment Portfolio

Table 12: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars
	As of September 30, 2018				As of June 30, 2018
	Reported Basis	Adjustments		Fair Value Basis	Reported Basis	Adjustments		Fair Value Basis
Due from banks	$607	$—		$607	$619	$—		$619
Investments	79,964	—		79,964	72,569	—		72,569
Net loans outstanding	185,122	2,599		187,721	183,588	3,062		186,650
Receivable from derivatives	143,879	—		143,879	141,716	—		141,716
Other assets	7,218	—		7,218	4,564	—		4,564

Total assets	$416,790	2,599		419,389	$403,056	$3,062		$406,118

Borrowings	$216,361	10	[a]	216,371	$208,009	$10	[a]	$208,019
Payable for derivatives	150,321	—		150,321	147,096	—		147,096
Other liabilities	7,835	—		7,835	6,107	—		6,107

Total liabilities	374,517	10		374,527	361,212	10		361,222
Paid-in capital stock	16,456	—		16,456	16,456	—		16,456
Retained earnings and other equity	25,817	2,589		28,406	25,388	3,052		28,440

Total equity	42,273	2,589		44,862	41,844	3,052		44,896

Total liabilities and equity	$416,790	2,599		419,389	$403,056	$3,062		$406,118

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 13: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions of U.S. dollars
For the three months ended September 30,	2018	2017	Variance
Net income from Table 1	$404	$24	$380
Fair value adjustment on loans	(461)	303	(764)
Changes to AOCI:
Currency translation adjustments	(14)	243	(257)
Others	29	46	(17)
Net Change in DVA on Fair Value option elected liabilities	52	—	52

Net Income on fair value comprehensive basis	$10	$616	$(606)

22 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Table 14: Fair Value Adjustments, net on non-trading portfolios

	For the three months ended September 30, 2018
In millions of U.S. dollars	Unrealized gains (losses)[a]	Realized losses		Fair Value Adjustment from Table 13	Other Adjustments		Total from Table 10
Borrowing portfolio [c]	$71		$1	$—	$53	[b]	$125
Loan portfolio [c]	296		1	(461)	—		(164)
EMF [d]	(105)		—	—	—		(105)
Asset-liability management portfolio [d]	—		—	—	—		—
Client operations portfolio	( *)		—	—		*	—

Total	$262		$2	$(461)	$53		$(144)

	For the three months ended September 30, 2017
	Unrealized gains (losses)[a]	Realized gains		Fair Value Adjustment from Table 13	Other Adjustments		Total from Table 10
Borrowing portfolio [c]	$(168)	$	*	$—	$6		$(162)
Loan portfolio [c]	80		—	303	—		383
EMF [d]	(36)		—	—	—		(36)
Asset-liability management portfolio [d]	( *)		—	—		*	—
Client operations portfolio	(4)		—	—	4		—

Total	$(128)	$	*	$303	$10		$185

a.	Excludes amounts reclassified to realized mark-to-market gains (losses).
b.

Amount primarily represents change in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income.

c.	Includes related derivatives.
d.	Included in other derivatives on the condensed Balance Sheet.
*	indicates amount less than $0.5 million.

Section VI: Governance

External Auditors

The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. FY18 was the final year of KPMG LLP’s second term as IBRD’s external auditor. Deloitte has been appointed as IBRD’s external auditor for a five-year term commencing FY19.

Senior Management Changes

On September 28, 2018, Arunma O. Oteh, Vice President and Treasurer of IBRD, announced that she will be leaving on December 1, 2018.

On October 26, 2018, Jingdong Hua was appointed Vice President and Treasurer of IBRD, effective January 1, 2019.

On November 12, 2018, Joaquim Levy, Managing Director and WBG Chief Financial Officer, announced that he will be leaving on December 3, 2018.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018 23

Management’s Discussion and Analysis

List of Tables, Figures and Boxes

24 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2018

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD) CONTENTS September 30, 2018 CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 25

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2018 (Unaudited)	June 30, 2018 (Unaudited)
Assets
Due from banks—Notes C and K
Unrestricted cash	$525	$542
Restricted cash	82	77

	607	619

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $25 million—September 30, 2018; $29 million—June 30, 2018)—Notes C and K	79,748	72,352
Securities purchased under resale agreements—Note C	216	217
Derivative assets
Investments—Notes C, F and K	42,588	38,015
Loans—Notes D, F and K	5,120	4,999
Client operations—Notes D, F, I and K	16,728	17,042
Borrowings—Notes E, F and K	78,225	80,518
Others—Notes F and K	1,218	1,142

	143,879	141,716

Loans outstanding—Notes D, I and K
Total loans	252,350	254,011
Less undisbursed balance	(65,203)	(68,422)

Loans outstanding	187,147	185,589
Less:
Accumulated provision for loan losses	(1,571)	(1,553)
Deferred loan income	(454)	(448)

Net loans outstanding	185,122	183,588
Other assets—Notes C, D, E and I	7,218	4,564

Total assets	$416,790	$403,056

26 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

	September 30, 2018 (Unaudited)	June 30, 2018 (Unaudited)
Liabilities
Borrowings—Notes E and K	$216,361	$208,009
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	75	122
Derivative liabilities
Investments—Notes C, F and K	41,931	37,298
Loans—Notes D, F and K	4,829	5,007
Client operations—Notes D, F, I and K	16,749	17,069
Borrowings—Notes E, F and K	85,048	86,161
Others—Notes F and K	1,764	1,561

	150,321	147,096

Other liabilities—Notes C, D and I	7,760	5,985

Total liabilities	374,517	361,212

Equity
Capital stock—Note B
Authorized capital (2,307,600 shares—September 30, 2018, and June 30, 2018)
Subscribed capital (2,277,364 shares—September 30, 2018, and June 30, 2018)	274,730	274,730
Less uncalled portion of subscriptions	(258,274)	(258,274)

Paid-in capital	16,456	16,456
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(355)	(361)
Receivable amounts to maintain value of currency holdings	(228)	(313)
Deferred amounts to maintain value of currency holdings	(108)	27
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	28,706	28,457
Accumulated other comprehensive loss—Note J	(2,198)	(2,422)

Total equity	42,273	41,844

Total liabilities and equity	$416,790	$403,056

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 27

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2018	2017
Net interest revenue
Interest revenue
Loans, net—Note D	$1,199	$784
Equity management, net	(4)	63
Investments—Trading, net	325	196
Other, net	10	10
Borrowings, net—Note E	(1,088)	(600)

Interest revenue, net of borrowing expenses	442	453

Provision for losses on loans and other exposures—Note D	(20)	(23)
Non interest revenue
Revenue from externally funded activities—Note I	156	153
Commitment charges—Note D	25	20
Other	9	8

Total	190	181

Non interest expenses
Administrative—Notes H and I	(464)	(395)
Pension—Note H	16	(71)
Contributions to special programs	(1)	(16)
Other	(6)	(6)

Total	(455)	(488)

Board of Governors-approved and other transfers—Note G	(90)	(55)
Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and K	73	84
Unrealized mark-to-market gains (losses) on non-trading portfolios, net—Notes D, E, F and K	264	(128)

Net income	$404	$24

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

28 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2018	2017
Net income	$404	$24
Other comprehensive income—Note J
Reclassification to net income:
Amortization of unrecognized net actuarial losses	22	33
Amortization of unrecognized prior service costs	6	6
Other	1	1
Net Change in Debit Valuation Adjustment (DVA) on Fair Value option elected liabilities	52	—
Currency translation adjustment	(12)	232

Total other comprehensive income	69	272

Comprehensive income	$473	$296

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2018	2017
Retained earnings at beginning of the fiscal year	$28,457	$27,759
Cumulative effect of change in accounting principle—Notes A, G and J	(155)	—
Net income for the period	404	24

Retained earnings at end of the period	$28,706	$27,783

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 29

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2018	2017
Cash flows from investing activities
Loans
Disbursements	$(4,238)	$(3,984)
Principal repayments	2,413	2,837
Principal prepayments	36	1,316
Loan origination fees received	3	3
Net derivatives-loans	2	3
Other investing activities, net	(28)	(50)

Net cash (used in) provided by investing activities	(1,812)	125

Cash flows from financing activities
Medium and long-term borrowings
New issues	14,625	11,195
Retirements	(8,257)	(6,507)
Net short-term borrowings	1,373	(1,653)
Net derivatives-borrowings	(424)	(66)
Capital subscriptions	—	39
Other capital transactions, net	1	(1)

Net cash provided by financing activities	7,318	3,007

Cash flows from operating activities
Net income	404	24
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(264)	128
Depreciation and amortization	209	193
Provision for losses on loans and other exposures	20	23
Changes in:
Investments-Trading, net	(5,700)	(3,263)
Other assets and liabilities	(184)	(19)

Net cash used in operating activities	(5,515)	(2,914)

Effect of exchange rate changes on unrestricted and restricted cash	(3)	9

Net (decrease) increase in unrestricted and restricted cash—Note A	(12)	227
Unrestricted and restricted cash at beginning of the fiscal year	619	613

Unrestricted and restricted cash at end of the period	$607	$840

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(243)	$1,184
Investment portfolio	11	1
Borrowing portfolio	(144)	940
Capitalized loan origination fees included in total loans	12	7
Interest paid on borrowing portfolio	941	538

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

30 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30, 2018, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2018, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

Evaluated accounting standards:

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and subsequent related amendments. The ASUs provide a common framework for revenue recognition for U.S. GAAP, and supersede most of the existing revenue recognition guidance in US GAAP. For IBRD, the revenue streams within the scope largely relate to the provision of technical assistance and knowledge under Reimbursable Advisory Services (RAS), asset management, and trustee services to clients and donors. The impact of adopting this standard is immaterial as less than 1% of IBRD’s revenue is affected by the new requirements. IBRD adopted the ASUs in the quarter ended September 30, 2018, using a modified retrospective approach under which all changes in revenue recognition are reflected in the period of adoption. The adoption of the ASU also resulted in additional disclosures reflected in Note I – Transactions with Affiliated Organizations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes targeted amendments to existing guidance on recognition and measurement of financial instruments that primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new guidance requires that changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk are recognized in Other Comprehensive Income (OCI). For IBRD, the ASU became effective from the quarter ended September 30, 2018. Upon adoption, IBRD recorded a cumulative effect adjustment of $155 million attributable to changes in instrument-specific credit risk (DVA) for financial liabilities measured under the fair value option. The adjustment was a reclassification from retained earnings to accumulated OCI. The adoption of the ASU also required changes to the Condensed Statement of Comprehensive Income, the Condensed Statement of Changes in Retained Earnings, as well as to Note E – Borrowings, Note D – Loans and other exposures, Note G – Retained Earnings, Allocations and Transfers, Note J – Comprehensive Income and Note K – Other Fair Value Disclosures.

In June 2018, the FASB issued ASU 2018-8, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. The ASU, which applies to all entities that receive or make contributions, clarifies and improves current guidance about whether a transfer of assets should be accounted for as a contribution or an exchange transaction, and provides additional guidance about how to determine whether a contribution is conditional. For contributions received, the ASU became effective from the quarter ended September 30, 2018. IBRD has evaluated the ASU and determined that the guidance on contributions received has no impact on its financial statements. IBRD is currently evaluating the impact of the portion of the ASU applicable to contributions made which will be effective from the quarter ending September 30, 2019.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 31

Given the immateriality of the amounts subject to reclassification under the following ASUs, IBRD has applied their requirements prospectively from the quarter ended September 30, 2018:

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides classification guidance on eight specific cash flow classification issues for which current US GAAP does not provide guidance. For IBRD, the ASU became effective from the quarter ended September 30, 2018.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The ASU requires that the amounts of restricted cash and cash equivalents are included in the total of cash and cash equivalents at the beginning and end of the period in the Statement of Cash Flows. For IBRD, the ASU became effective from the quarter ended September 30, 2018.

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The ASU requires that an employer reports the service cost component of net benefit cost in the same line item as other compensation costs. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and are not eligible for capitalization. For IBRD, this ASU became effective from the quarter ended September 30, 2018. It also resulted in additional disclosures reflected in Note H – Pension and Other Postretirement Benefits.

Accounting standards under evaluation:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires that a lessee recognizes on the balance sheet the assets and liabilities that arise from all leases with a lease term of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows by the lessee will primarily depend on the classification of the lease as finance or operating. The accounting applied by a lessor remains largely unchanged from the current guidance, with some targeted improvements. For IBRD, the ASU is effective from the quarter ending September 30, 2019. IBRD is currently evaluating the impact of this ASU on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU introduces a new model for the accounting of credit losses of loans and other financial assets measured at amortized cost. Current U.S. GAAP requires an “incurred loss” methodology for recognizing credit losses. The new model, referred to as the current expected credit loss (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASU requires enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses. For IBRD, the ASU will be effective from the quarter ending September 30, 2020, with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In August 2018, the FASB issued the following three ASUs. IBRD is currently evaluating the impact of these ASUs on its financial statements.

ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The guidance will be effective for IBRD from the quarter ending September 30, 2020.

ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, which amends ASC 715 disclosure requirements related to defined benefit pension and other postretirement plans for annual periods. The guidance will be effective for IBRD from the fiscal year ending June 30, 2021.

ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The guidance will be effective for IBRD from the quarter ending September 30, 2020.

32 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares:

	Authorized shares	Subscribed shares
As of June 30, 2017	2,307,600	2,229,344
General Capital Increase (GCI)	—	48,020

As of June 30, 2018	2,307,600	2,277,364
Changes during the period	—	—

As of September 30, 2018	2,307,600	2,277,364

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital:

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2017	$268,937	(252,828)	16,109
GCI	5,793	(5,446)	347

As of June 30, 2018	274,730	(258,274)	16,456
Changes during the period	—	—	—

As of September 30, 2018	$274,730	$(258,274)	$16,456

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

The subscription period for the GCI agreed by shareholders in 2010 ended on March 16, 2018.

Subsequent event: On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increase IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.6 billion relate to the GCI and Selective Capital Increase (SCI), respectively. In addition, shares that were previously unallocated after the 2010 GCI and SCI will be made available for subscription under the 2018 SCI. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by $7.5 billion over the next five years.

NOTE C—INVESTMENTS

As of September 30, 2018, IBRD’s investments include the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Postretirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio was as follows:

In millions of U.S. dollars
	September 30, 2018	June 30, 2018

Liquid asset portfolio	$77,176	$71,579
PEBP holdings	1,442	1,393
AMC holdings	215	250
PCRF holdings	295	270

Total	$79,128	$73,492

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value, which approximates fair value. As of September 30, 2018, the majority of Investments was comprised of government and agency obligations, and time deposits (42% and 51%, respectively), with all instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of September 30, 2018, Japanese Government Instruments represented the largest holding from a single counterparty, and amounted to 19% of Investments–Trading. Over 99% of IBRD’s investments were rated A and above, as of September 30, 2018.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 33

A summary of IBRD’s Investments-Trading was as follows:

In millions of U.S. dollars
	September 30, 2018	June 30, 2018
Equity securities [a]	$674	$672
Government and agency obligations	33,729	29,610
Time deposits	41,023	37,763
Asset-backed securities (ABS)	3,959	3,962
Alternative investments [b]	363	345

Total	$79,748	$72,352

a.	Includes $311 million of investments in commingled funds at net asset value per share (NAV), related to PEBP holdings ($295 million—June 30, 2018).
b.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at net asset value per share (NAV).

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position:

In millions of U.S. dollars
	September 30, 2018	June 30, 2018
Investments - Trading	$79,748	$72,352
Securities purchased under resale agreements	216	217
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(75)	(122)
Derivative assets
Currency forward contracts	20,773	18,647
Currency swaps	21,753	19,308
Interest rate swaps	62	60
Swaptions, exchange traded options and futures contracts	*	*
Other	—	—

Total	42,588	38,015

Derivative liabilities
Currency forward contracts	(20,591)	(18,358)
Currency swaps	(21,295)	(18,894)
Interest rate swaps	(41)	(43)
Swaptions, exchange traded options and futures contracts	(4)	(3)
Other	—	—

Total	(41,931)	(37,298)

Cash held in investment portfolio [a]	340	407
Receivable from investment securities traded	55	83
Payable for investment securities purchased [b]	(1,813)	(162)

Net investment portfolio	$79,128	$73,492

a.	This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
b.	This amount includes $89 million of liabilities related to PCRF payable, and is included in Other liabilities on the Condensed Balance Sheet ($80 million—June 30, 2018).
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of September 30, 2018, there were $37 million of short sales included in Other liabilities on the Condensed Balance Sheet ($37 million—June 30, 2018).

34 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis. Note that the fair value of alternative investments and certain equities is calculated using NAV. As a result, these amounts are included in the respective asset class totals and not in the fair value hierarchy, in accordance with the permitted practical expedient under U.S. GAAP.

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of September 30, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$363	$—	$—	$674	[a]
Government and agency obligations	19,451	14,278	—	33,729
Time deposits	3,395	37,628	—	41,023
ABS	—	3,959	—	3,959
Alternative investments [b]	—	—	—	363

Total Investments – Trading	$23,209	$55,865	$—	$79,748

Securities purchased under resale agreements	41	175	—	216
Derivative assets-Investments
Currency forward contracts	—	20,773	—	20,773
Currency swaps	—	21,753	—	21,753
Interest rate swaps	—	62	—	62
Swaptions, exchange traded options and futures contracts	*	*	—	*
Other	—	—	—	—

Total Derivative assets-Investments	*	42,588	—	42,588

Total	$23,250	$98,628	$—	$122,552

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [c]	$—	$26	$—	$26
Derivative liabilities-Investments
Currency forward contracts	—	20,591	—	20,591
Currency swaps	—	21,295	—	21,295
Interest rate swaps	—	41	—	41
Swaptions, exchange traded options and futures contracts	4	*	—	4
Other	—	—	—	—

Total Derivative liabilities-Investments	4	41,927	—	41,931

Total	$4	$41,953	$—	$41,957

a.	Includes $311 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	Excludes $49 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 35

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$377	$—	$—	$672	[a]
Government and agency obligations	14,403	15,207	—	29,610
Time deposits	2,147	35,616	—	37,763
ABS	—	3,962	—	3,962
Alternative investments [b]	—	—	—	345

Total Investments – Trading	$16,927	$54,785	$—	$72,352

Securities purchased under resale agreements	41	176	—	217
Derivative assets-Investments
Currency forward contracts	—	18,647	—	18,647
Currency swaps	—	19,308	—	19,308
Interest rate swaps	—	60	—	60
Swaptions, exchange traded options and futures contracts	*	*	—	*
Other	—	—	—	—

Total Derivative assets-Investments	*	38,015	—	38,015

Total	$16,968	$92,976	$—	$110,584

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [c]	$—	$30	$—	$30
Derivative liabilities-Investments
Currency forward contracts	—	18,358	—	18,358
Currency swaps	—	18,894	—	18,894
Interest rate swaps	—	43	—	43
Swaptions, exchange traded options and futures contracts	3	—	—	3
Other	—	—	—	—

Total Derivative liabilities-Investments	3	37,295	—	37,298

Total	$3	$37,325	$—	$37,328

a.	Includes $295 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	Excludes $92 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

During the three months ended September 30, 2018 and for the fiscal year ended June 30, 2018 there were no transfers between Level 1 and Level 2 within the fair value hierarchy.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS and To-Be-Announced (TBA) securities.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

36 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value, which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions:

In millions of U.S. dollars
	September 30, 2018	June 30, 2018
Collateral received
Cash	$49	$92
Securities	1,346	1,365

Total collateral received	$1,395	$1,457

Collateral permitted to be repledged	$1,395	$1,457
Amount of collateral repledged	—	—

As of September 30, 2018, IBRD had received total cash collateral of $49 million ($92 million—June 30, 2018), of which $49 million was invested in highly liquid instruments ($31 million—June 30, 2018).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of September 30, 2018, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements (Nil—June 30, 2018).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 37

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	September 30, 2018	June 30, 2018	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$25	$29	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$26	$30	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At September 30, 2018 and June 30, 2018 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled.

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings:

In millions of U.S. dollars
	September 30, 2018
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$22	$—	$22
Equity securities	4	—	4

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$26	$—	$26

In millions of U.S. dollars
	June 30, 2018
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$14	$—	$14
Equity securities	16	—	16

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$30	$—	$30

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of September 30, 2018 and June 30, 2018, there were no securities purchased under resale agreements that had not settled at these dates. For the resale agreements, IBRD received securities with a fair value of $216 million ($218 million—June 30, 2018). None of these securities had been transferred under repurchase or security lending agreements as of these dates.

38 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. As of September 30, 2018, all IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of September 30, 2018, 77% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

As of September 30, 2018, only 0.2% of IBRD’s loans were in nonaccrual status and related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 0.8% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payment risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 39

The following tables provide an aging analysis of the loans outstanding:

In millions of U.S. dollars
	September 30, 2018
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$23,558	$23,558
Medium	—	—	—	—	—	—	76,764	76,764
High	2	*	—	—	—	2	86,388	86,390

Loans in accrual status	2	*	—	—	—	2	186,710	186,712
Loans in nonaccrual status	—	—	—	—	435	435	—	435

Total	$2	$ *	$—	$—	$435	$437	$186,710	$187,147

In millions of U.S. dollars
	June 30, 2018
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$23,606	$23,606
Medium	—	—	—	—	—	—	76,153	76,153
High	—	—	—	—	—	—	85,395	85,395

Loans in accrual status	—	—	—	—	—	—	185,154	185,154
Loans in nonaccrual status	—	—	—	—	435	435	—	435

Total	$—	$—	$—	$—	$435	$435	$185,154	$185,589

*	Indicates amount less than $0.5 million.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms, and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

40 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

Changes to the Accumulated provision for losses on loans and other exposures are summarized below:

In millions of U.S. dollars
	September 30, 2018			June 30, 2018
	Loans	Other [a]	Total	Loans	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,553	$92	$1,645	$1,582	$89	$1,671
Provision - charge (release)	20	*	20	(34)	3	(31)
Translation adjustment	(2)	*	(2)	5	*	5

Accumulated provision, end of the period/fiscal year	$1,571	$92	$1,663	$1,553	$92	$1,645

Composed of accumulated provision for losses on:
Loans in accrual status	$1,354			$1,336
Loans in nonaccrual status	217			217

Total	$1,571			$1,553

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$186,712			$185,154
Loans at amortized cost in nonaccrual status	435			435

Total	$187,147			$185,589

a.	Provision does not include recoverable asset received under the Exposure Exchange Agreements (EEA) for guarantee received (for more details see Guarantees section).
*	Indicates amount less than $0.5 million.

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative assets – Client operations	Unrealized mark-to-market gains/losses on non-trading portfolios

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 41

Overdue Amounts

At September 30, 2018, there were no principal or interest amounts on loans in accrual status, that were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status:

In millions of U.S. dollars
	September 30, 2018	June 30, 2018
Recorded investment in nonaccrual loans [a]	$435	$435
Accumulated provision for loan losses on nonaccrual loans	217	217
Average recorded investment in nonaccrual loans for the fiscal year	435	435
Overdue amounts of nonaccrual loans:	966	954

Principal	435	435
Interest and charges	531	519

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended September 30,
	2018	2017
Interest revenue not recognized as a result of loans being in nonaccrual status	$9	$9

During the three months ended September 30, 2018 and September 30, 2017, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the three months ended September 30, 2018 and September 30, 2017, no interest income was recognized on loans in nonaccrual status.

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status is presented in the following table:

In millions of U.S. dollars
Borrower	Principal Outstanding	Principal, Interest and Charges Overdue	Nonaccrual Since
Zimbabwe	$435	$966	October 2000

Guarantees

Guarantees of $6,342 million were outstanding as of September 30, 2018 ($6,357 million—June 30, 2018). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2037.

As of September 30, 2018, liabilities related to IBRD’s obligations under guarantees of $429 million ($427 million—June 30, 2018), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $86 million ($86 million—June 30, 2018).

During the three months ended September 30, 2018 and September 30, 2017, no guarantees provided by IBRD were called.

IBRD executed Exposure Exchange Agreements with the Multilateral Investment Guarantee Agency (MIGA) for $120 million, the African Development Bank for $1,588 million and the Inter-American Development Bank for $2,021 million. While these agreements are not legally considered guarantees, they meet the accounting criteria for financial guarantees and are therefore recognized as financial guarantees in IBRD’s financial statements.

42 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

Information on the location and amounts associated with the EEA included in the Condensed Balance Sheet and Condensed Statement of Income is presented in the following table:

In millions of U.S. dollars
	September 30, 2018				June 30, 2018
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset		Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset		Location on Condensed Balance Sheet
Guarantee provided [a,c]	$3,669	$(246)		$(36)	$3,671	$(251)		$(36)	Other liabilities
Guarantee received [b]	(3,667)	246		37	(3,672)	251		37	Other assets

	$2	$—	$	*	$(1)	$—	$	*

a.

For the three months ended September, 2018, Provisions for losses on loans and other exposures, line on the Condensed Statement of Income includes no provisions relating to Guarantee provided (Nil —three months ended September 30,2017).

b.

For the three months ended September 30, 2018, Other, net, line on the Condensed Statement of Income includes less than $1 million of reduction in Recoverable asset relating to Guarantee received (Less than $1 million—three months ended September 30, 2017).

c.

Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $6,342 million, obligations under guarantees of $429 million and accumulated provision for guarantee losses of $86 million, respectively ($6,357 million, $427 million and $86 million, respectively—June 30, 2018).

*	Indicates amount less than $0.5 million.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended September 30,
	2018	2017
Interest waivers	$12	$15
Commitment charge waivers	*	*
Front-end fee waivers	2	3

Total	$14	$18

*	Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the three months ended September 30, 2018, one country contributed in excess of 10% of total loan revenue; this amounted to $147 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 43

Information about IBRD’s loans outstanding and associated loan revenue by geographic region is presented in the following table:

In millions of U.S. dollars
	September 30, 2018		September 30, 2017
Region	Loans Outstanding	Loan Revenue [b]	Loans Outstanding	Loan Revenue [b]
Africa	$4,554	$66	$4,069	$63
East Asia and Pacific	40,251	323	37,818	218
Europe and Central Asia	46,372	203	46,547	150
Latin America and the Caribbean	57,060	473	56,152	378
Middle East and North Africa	24,083	155	21,557	98
South Asia	14,827	117	14,335	73
Other [a]	—	—	—	*

Total	$187,147	$1,337	$180,478	$980

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net of $112 million from loan related derivatives ($176 million—September 30, 2017). Includes commitment charges of $25 million ($20 million—September 30, 2017).
*	Indicates amount less than $0.5 million.

Fair Value Disclosures

There were no loans carried at fair value as of September 30, 2018 and June 30, 2018.

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their carrying values:

In millions of U.S. dollars
	September 30, 2018		June 30, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$185,122	$187,721	$183,588	$186,650

IBRD’s loans would be classified as Level 3 within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of September 30, 2018, 98% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives:

In millions of U.S. dollars
	September 30, 2018	June 30, 2018
Borrowings [a]	$216,361	$208,009
Currency swaps, net	4,508	3,737
Interest rate swaps, net	2,315	1,906

	$223,184	$213,652

a.

Includes $2,398 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($126 million—June 30, 2018).

Interest expenses, net for Borrowings on the Condensed Statement of Income of $1,088 million ($600 million—three months ended September 30, 2017) include $165 million of interest revenue, net, related to derivatives associated with the Borrowing portfolio ($488 million—three months ended September 30, 2017).

Net short-term borrowings on the Condensed Statement of Cash Flows include new issues and retirements for instruments with maturities longer than 90 days and up to 1 year in the amounts of $1,281 million and $2,102 million, respectively ($1,800 million and $1,390 million, respectively—three months ended September 30, 2017).

44 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

For the three months ended September 30, 2018, the amount of interest paid on zero-coupon bonds and bonds with insignificant coupon interest rates was $74 million ($29 million—three months ended September 30, 2017).

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis was as follows:

In millions of U.S. dollars
	September 30, 2018	June 30, 2018
Level 1	$—	$—
Level 2	211,986	203,603
Level 3	4,375	4,406

	$216,361	$208,009

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings:

In millions of U.S. dollars
	Three Months Ended September 30,
	2018	2017
Beginning of the fiscal year	$4,406	$2,278
Total realized/unrealized mark-to-market losses (gains) in:
Net income	12	(96)
Other comprehensive income (OCI) [a]	(33)	(12)
Issuances	77	492
Settlements	(87)	(112)
Transfers into, net	—	322

End of the period	$4,375	$2,872

a.	Starting with the period ended September 30, 2018, OCI includes the DVA on Fair Value Option Elected Liabilities.

Valuation adjustments on fair value option elected liabilities

Starting July 1, 2018, changes in fair value of IBRD’s financial liabilities that relate to IBRD’s own credit risk will be recognized in OCI as a Debit Valuation Adjustment (DVA) on Fair Value Option Elected Liabilities. The DVA on Fair Value Option Elected Liabilities will be measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income:

In millions of U.S. dollars
Unrealized mark-to-market gains/(losses) due to DVA on fair value option elected liabilities	September 30, 2018
DVA on Fair Value Option Elected Liabilities	$51
Amounts reclassified to net income upon derecognition of a liability	1

Net change in DVA on Fair Value Option Elected Liabilities	$52

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own-credit risk for financial liabilities measured under the fair value option, as well as where those amounts are included in the Condensed Balance Sheet:

In millions of U.S. dollars
DVA on fair value option elected liabilities	September 30, 2018
Reported as follows:
Accumulated other comprehensive loss	$207

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 45

Information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized mark-to-market gains	2018	2017
Reported as follows:
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$38	$133

The following table provides information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized mark-to-market gains	2018	2017
Reported as follows:
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$754	$233

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the three months ended September 30, 2018, and the fiscal year ended June 30, 2018, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

The table below provides the details of all inter-level transfers. Transfers between Level 2 and Level 3 are due to changes in price transparency.

In millions of U.S. dollars
	September 30, 2018		September 30, 2017
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$—	$—	$—	$—
Transfer (out of) into	—	—	(322)	322

	$—	$—	$(322)	$322

46 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2018	$216,361	$225,402	$(9,041)
June 30, 2018	$208,009	$216,458	$(8,449)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 47

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The presentation of IBRD’s derivatives is based on the manner in which they are settled. Interest rate swaps are settled on a net basis and are, therefore, presented on a net basis. Currency swaps are settled on a gross basis and are therefore, presented on a gross basis.

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments:

In millions of U.S. dollars
	Condensed Balance Sheet Location
	Derivative Assets				Derivative Liabilities
	September 30, 2018		June 30, 2018		September 30, 2018	June 30, 2018
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investments-Trading	$	*	$	*	$4	$3
Interest rate swaps		4,696		4,691	8,135	7,852
Currency swaps [a]		139,183		137,025	142,182	139,241
Other		—		—	—	—

Total derivatives		$143,879		$141,716	$150,321	$147,096

a.	Includes currency forward contracts and structured swaps.
*	Indicates amount less than $0.5 million.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

48 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	September 30, 2018
	Location on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$20,112	$(15,416)	$4,696	$36,802	$(28,667)	$8,135
Currency swaps [a]	139,183	—	139,183	142,182	—	142,182
Other [b]	*	—	*	4	—	4

Total	$159,295	$(15,416)	$143,879	$178,988	$(28,667)	$150,321

Amounts subject to legally enforceable master netting agreements [c]			(141,486)			(141,486)

Net derivative positions at counterparty level before collateral			2,393			8,835

Less:
Cash collateral received [d]			49
Securities collateral received [d]			1,019

Net derivative exposure after collateral			$1,325

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars
	June 30, 2018
	Location on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$18,665	$(13,974)	$4,691	$37,482	$(29,630)	$7,852
Currency swaps [a]	137,025	—	137,025	139,241	—	139,241
Other [b]	*	—	*	3	—	3

Total	$155,690	$(13,974)	$141,716	$176,726	$(29,630)	$147,096

Amounts subject to legally enforceable master netting agreements [c]			(139,164)			(139,164)

Net derivative positions at counterparty level before collateral			2,552			7,932

Less:
Cash collateral received [d]			92
Securities collateral received [d]			1,006

Net derivative exposure after collateral			$1,454

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 49

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	September 30, 2018	June 30, 2018
Investments—Trading
Interest rate swaps
Notional principal	$3,712	$3,723
Credit exposure	62	60
Currency swaps (including currency forward contracts)
Credit exposure	789	823
Swaptions, exchange traded options and futures contracts [a]
Notional long position	943	998
Notional short position	49	42
Credit exposure	*	*
Other derivatives
Notional long position	—	—
Notional short position	—	—
Credit exposure	—	—
Loans
Interest rate swaps
Notional principal	24,250	23,410
Credit exposure	392	305
Currency swaps
Credit exposure	881	837
Client operations
Interest rate swaps
Notional principal	18,183	19,029
Credit exposure	606	673
Currency swaps (including currency forward contracts)
Credit exposure	1,031	1,065
Borrowings
Interest rate swaps
Notional principal	239,612	237,174
Credit exposure	2,418	2,511
Currency swaps
Credit exposure	3,782	4,002
Other derivatives
Interest rate swaps
Notional principal	154,759	157,234
Credit exposure	1,218	1,142
Currency swaps
Credit exposure	—	—
Total credit exposure
Interest rate swaps	4,696	4,691
Currency swaps (including currency forward contracts)	6,483	6,727
Swaptions, exchange traded options and futures contracts [a]	*	*
Other derivatives	—	—

Total exposure	11,179	11,418

a.

Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.

*	Indicates amount less than $0.5 million.

50 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on September 30, 2018 is $8,720 million ($7,791 million—June 30, 2018). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of September 30, 2018, the amount of collateral that would need to be posted would be $5,265 million ($3,986 million—June 30, 2018). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $8,720 million ($7,791 million—June 30, 2018). In contrast, IBRD received collateral totaling $1,395 million as of September 30, 2018 ($1,457 million—June 30, 2018), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statement of Income:

In millions of U.S. dollars
	Reported as:	Unrealized mark-to-market losses
		Three Months Ended September 30,
		2018	2017
Derivatives not designated as hedging instruments, and not held in a trading portfolio [a]
Interest rate swaps	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$(262)	$(210)
Currency swaps (including currency forward contracts and structured swaps)		(228)	(151)

Total		$(490)	$(361)

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net Investments – Trading portfolio and their location on the Condensed Statement of Income:

In millions of U.S. dollars
Reported as:	Unrealized mark-to-market gains [a]
	Three Months Ended September 30,
	2018	2017
Type of instrument
Fixed income (including associated derivatives)	$67	$72
Equity	6	12

Total	$73	$84

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 51

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis was as follows:

In millions of U.S. dollars	Fair Value Measurements on a Recurring Basis September 30, 2018
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$20,773	$—	$20,773
Currency swaps		—	21,753	—	21,753
Interest rate swaps		—	62	—	62
Swaptions, exchange traded options and futures contracts		*	*	—	*
Other		—	—	—	—

		*	42,588	—	42,588

Loans
Currency swaps		—	4,463	265	4,728
Interest rate swaps		—	392	—	392

		—	4,855	265	5,120

Client operations
Currency swaps (including currency forward contracts)		—	16,122	—	16,122
Interest rate swaps		—	606	—	606

		—	16,728	—	16,728

Borrowings
Currency swaps		—	74,525	1,282	75,807
Interest rate swaps		—	2,361	57	2,418

		—	76,886	1,339	78,225

Others
Currency swaps		—	—	—	—
Interest rate swaps		—	1,218	—	1,218

		—	1,218	—	1,218

Total derivative assets	$	*	$142,275	$1,604	$143,879

Derivative Liabilities:
Investments
Currency forward contracts		$—	$20,591	$—	$20,591
Currency swaps		—	21,295	—	21,295
Interest rate swaps		—	41	—	41
Swaptions, exchange traded options and futures contracts		4	*	—	4
Other		—	—	—	—

		4	41,927	—	41,931

Loans
Currency swaps		—	3,598	267	3,865
Interest rate swaps		—	964	—	964

		—	4,562	267	4,829

Client operations
Currency swaps (including currency forward contracts)		—	16,116	—	16,116
Interest rate swaps		—	604	29	633

		—	16,720	29	16,749

Borrowings
Currency swaps		—	78,850	1,465	80,315
Interest rate swaps		—	4,532	201	4,733

		—	83,382	1,666	85,048

Others
Currency swaps		—	—	—	—
Interest rate swaps		—	1,764	—	1,764

		—	1,764	—	1,764

Total derivative liabilities		$4	$148,355	$1,962	$150,321

*	Indicates amount less than $0.5 million.

52 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2018
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$18,647	$—	$18,647
Currency swaps		—	19,308	—	19,308
Interest rate swaps		—	60	—	60
Swaptions, exchange traded options and futures contracts		*	*	—	*
Other		—	—	—	—

		*	38,015	—	38,015

Loans
Currency swaps		—	4,461	233	4,694
Interest rate swaps		—	305	—	305

		—	4,766	233	4,999

Client operations
Currency swaps (including currency forward contracts)		—	16,369	—	16,369
Interest rate swaps		—	672	1	673

		—	17,041	1	17,042

Borrowings
Currency swaps		—	76,643	1,364	78,007
Interest rate swaps		—	2,469	42	2,511

		—	79,112	1,406	80,518

Others
Currency swaps		—	—	—	—
Interest rate swaps		—	1,142	—	1,142

		—	1,142	—	1,142

Total derivative assets	$	*	$140,076	$1,640	$141,716

Derivative Liabilities:
Investments
Currency forward contracts		$—	$18,358	$—	$18,358
Currency swaps		—	18,894	—	18,894
Interest rate swaps		—	43	—	43
Swaptions, exchange traded options and futures contracts		3	—	—	3
Other		—	—	—	—

		3	37,295	—	37,298

Loans
Currency swaps		—	3,642	239	3,881
Interest rate swaps		—	1,126	—	1,126

		—	4,768	239	5,007

Client operations
Currency swaps (including currency forward contracts)		—	16,364	—	16,364
Interest rate swaps		—	674	31	705

		—	17,038	31	17,069

Borrowings
Currency swaps		—	80,280	1,464	81,744
Interest rate swaps		—	4,207	210	4,417

		—	84,487	1,674	86,161

Others
Currency swaps		—	—	—	—
Interest rate swaps		—	1,561	—	1,561

		—	1,561	—	1,561

Total derivative liabilities		$3	$145,149	$1,944	$147,096

*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 53

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivative assets (liabilities), net:

In millions of U.S. dollars
	Three Months Ended September 30, 2018			Three Months Ended September 30, 2017
	Currency swaps	Interest rate swaps	Total	Currency swaps	Interest rate swaps	Total
Beginning of the fiscal year	$(106)	$(198)	$(304)	$33	$(108)	$(75)
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(47)	26	(21)	(14)	(118)	(132)
Other comprehensive income	(32)	*	(32)	3	1	4
Issuances	(1)	*	(1)	(1)	(73)	(74)
Settlements	1	(1)	*	2	(11)	(9)
Transfers, net	—	—	—	—	(1)	(1)

End of the period	$(185)	$(173)	$(358)	$23	$(310)	$(287)

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized mark-to-market losses	2018	2017
Reported as follows: Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$(32)	$(133)

The following table provides details of all inter-level transfers:

In millions of U.S. dollars
	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$—	$—	$—	$—
Transfer (out of) into	—	—	(1)	1

	—	—	(1)	1

Derivative liabilities, net
Transfer (into) out of	$—	$—	$—	$—
Transfer out of (into)	—	—	2	(2)

	—	—	2	(2)

Transfers, net	$—	$—	$1	$(1)

Transfers between Level 2 and Level 3 are due to changes in price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

54 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at September 30, 2018	Fair Value at June 30, 2018	Valuation Technique	Unobservable input	Range (average), September 30, 2018	Range (average), June 30, 2018
Currency swaps, interest rate swaps	(358)	(304)	Discounted Cash Flow	Correlations	-31% to 76% (12%)	-34% to 73% (10%)
				Interest rate volatilities	17% to 32% (27%)	18% to 34% (29%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 9, 2018, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2018; an increase in General Reserve by $913 million and a decrease in the Pension Reserve by $22 million.

On September 5, 2018, IBRD’s Board of Governors approved a transfer of $90 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on September 14, 2018.

Subsequent event: On October 12, 2018, IBRD’s Board of Governors approved a transfer to International Development Association (IDA) of $248 million out of the net income earned in the fiscal year ended June 30, 2018. The transfer to IDA was made on October 23, 2018.

Retained earnings comprise the following components:

In millions of U.S. dollars
	September 30, 2018	June 30, 2018
Special reserve	$293	$293
General reserve	28,606	27,693
Pension reserve	787	810
Surplus	126	216
Cumulative fair value adjustments [a]	(1,888)[b]	(1,467)
Unallocated net income	742	875
Restricted retained earnings	40	37

Total	$28,706	$28,457

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.
b.

Includes cumulative effect of $155 million related to the change in accounting principle from the adoption of ASU 2016-01 on instrument specific credit risk for fair value option elected liabilities (DVA), on July 1, 2018.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 55

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA.

In millions of U.S. dollars
	Three Months Ended September 30, 2018				Three Months Ended September 30, 2017
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost
Service cost	$118	$31	$21	$170	$114	$31	$20	$165
Interest cost	183	30	17	230	162	28	15	205
Expected return on plan assets	(252)	(40)	—	(292)	(225)	(36)	—	(261)
Amortization of unrecognized prior service costs [a]	1	4	1	6	1	4	1	6
Amortization of unrecognized net actuarial losses [a]	5	—	17	22	19	—	14	33

Net periodic pension cost	$55	$25	$56	$136	$71	$27	$50	$148

Of which:
IBRD’s share	$25	$11	$26	$62	$34	$13	$24	$71
IDA’s share	30	14	30	74	37	14	26	77

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.

The components of net periodic pension cost, other than the service cost component, are included in the line item Pension in the Condensed Statement of Income. From the quarter ended September 30, 2018, the service cost component is included in the line item Administrative expenses. The following table provides the amounts of IBRD’s pension service cost:

In millions of U.S. dollars
	Three Months Ended				Three Months Ended
	September 30, 2018				September 30, 2017
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Service cost	$118	$31	$21	$170	$114	$31	$20	$165
Of which:
IBRD’s share [a]	$54	$14	$10	$78	$55	$15	$9	$79
IDA’s share	64	17	11	92	59	16	11	86

a.	Included in Administrative expenses in the Condensed Statement of Income.

56 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, grants, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	September 30, 2018				June 30, 2018
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative Services	$274	$43	$8	$325	$339	$41	$12	$392
Derivative Transactions [a]
Receivable	4,197	—	—	4,197	4,284	—	—	4,284
Payable	(4,427)	—	—	(4,427)	(4,531)	—	—	(4,531)
Pension and Other Postretirement Benefits	(675)	(357)	(13)	(1,045)	(676)	(352)	(13)	(1,041)
Investments	—	(89)	—	(89)	—	(80)	—	(80)

	$(631)	$(403)	$(5)	$(1,039)	$(584)	$(391)	$(1)	$(976)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other liabilities on the Condensed Balance Sheet.

Loans and other exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of September 30, 2018 and June 30, 2018, there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of September 30, 2018, assets related to IBRD’s right to be indemnified under this agreement amounted to $2 million ($2 million—June 30, 2018), while liabilities related to IBRD’s obligation under this agreement amounted to $2 million ($2 million—June 30, 2018). These include an accumulated provision for guarantee losses of $1 million ($1 million—June 30, 2018).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three months ended September 30, 2018, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $412 million ($413 million—three months ended September 30, 2017).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 57

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology. Amounts are settled quarterly. For the three months ended September 30, 2018, IBRD’s revenue is net of revenue allocated to IDA of $51 million ($47 million—three months ended September 30, 2017) and is included in Revenue from externally funded activites on the Condensed Statement of Income.

This revenue also includes revenue from contracts with customers as follows:

In millions of U.S. dollars
	Three Months Ended September 30,		Description
	2018	2017
Trust fund fees	$18	$20	Administrative and trustee services for trust funds
Other	2	6	RAS and asset management services

	$20	$26

Of which:
IBRD’s share	$10	$14
IDA’s share	10	12

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

IBRD’s rights to consideration are deemed unconditional, and are classified as receivables. IBRD also has an obligation to transfer certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue, when the related performance obligation is satisfied.

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with customers:

In millions of U.S. dollars
	September 30, 2018	June 30, 2018
Receivables	$34	$57
Contract liabilities	139	132

58 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

The amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended September 30,
	2018	2017
Fees charged to IFC	$17	$16
Fees charged to MIGA	1	1

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Postretirement Benefits-related disclosure see Note H—Pension and Other Postretirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

NOTE J—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of guidance on FASB’s derivatives and hedging, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

Effective July 1, 2018, IBRD adopted ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities which affected the recognition and measurement of financial liabilities where the fair value option has been elected. The ASU requires the portion of the total change in fair value caused by changes in IBRD’s own credit risk (DVA on Fair Value Option Elected Liabilities) to be presented separately in other comprehensive income. Previously these amounts were recognized in net income. Upon derecognition of a liability designated under the fair value option, the cumulative amount of DVA on Fair Value Option Elected Liabilities will be reclassified from accumulated other comprehensive income to net income. Upon adoption of this ASU, a cumulative effect adjustment of $155 million was reclassified from retained earnings to accumulated other comprehensive income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 59

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances:

In millions of U.S. dollars
	Three Months Ended September 30, 2018
	Balance, beginning of the fiscal year	Cumulative adjustment	Adjusted beginning balance	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$139	$—	$139	$(12)	$—		$(12)	$127
DVA on Fair Value option elected liabilities	—	155	155	51	1		52	207
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(2,423)	—	(2,423)	—	22	[a]	22	(2,401)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(136)	—	(136)	—	6	[a]	6	(130)
Other	(2)	—	(2)	—	1		1	(1)

Total Accumulated Other Comprehensive Loss	$(2,422)	$155	$(2,267)	$39	$30		$69	$(2,198)

In millions of U.S. dollars
	Three Months Ended September 30, 2017
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$46	$232	$—		$232	$278
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,257)	—	33	[a]	33	(3,224)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(160)	—	6	[a]	6	(154)
Other	(5)	—	1		1	(4)

Total Accumulated Other Comprehensive Loss	$(3,376)	$232	$40		$272	$(3,104)

a.	See Note H—Pension and Other Post Retirement Benefits.

60 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

In millions of U.S. dollars
	September 30, 2018		June 30, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$607	$607	$619	$619
Investments-Trading (including Securities purchased under resale agreements)	79,964	79,964	72,569	72,569
Net loans outstanding	185,122	187,721	183,588	186,650
Derivative assets

Investments	42,588	42,588	38,015	38,015

Loans	5,120	5,120	4,999	4,999

Client operations	16,728	16,728	17,042	17,042

Borrowings	78,225	78,225	80,518	80,518

Others	1,218	1,218	1,142	1,142
Liabilities
Borrowings	216,361	216,371	208,009	208,019
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	75	75	122	122
Derivative liabilities

Investments	41,931	41,931	37,298	37,298

Loans	4,829	4,829	5,007	5,007

Client operations	16,749	16,749	17,069	17,069

Borrowings	85,048	85,048	86,161	86,161

Others	1,764	1,764	1,561	1,561

Valuation Methods and Assumptions

As of September 30, 2018 and June 30, 2018, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions as well as additional fair value disclosures regarding Investments, Loans, Borrowings and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans, Note E—Borrowings and Note F—Derivative Instruments, respectively.

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED) 61

Unrealized Mark-to-Market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on Investments-Trading portfolio and non-trading portfolios, net:

In millions of U.S. dollars
	Three Months Ended September 30, 2018				Three Months Ended September 30, 2017
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)		Realized gains (losses)		Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$393	$(320)	$73			$(595)	$679	$84

Non trading portfolios, net

Loans derivatives—Notes D and F	1	296	297			—	80	80

Equity management, net	—	(105)	(105)			—	(36)	(36)

Borrowings, including derivatives—Notes E and F	1	71	72	[b]		*	(168)	(168)[b]

Other assets/liabilities derivatives	—	—	—			—	(* )	(* )
Client operations derivatives	—	(* )	(*	)		—	(4)	(4)

Total	$2	$262	$264		$	*	$(128)	$(128)

a.	Adjusted to exclude amounts reclassfied to realized gains (losses).
b.	Includes $682 million of unrealized mark-to-market losses related to derivatives associated with borrowings (unrealized mark-to-market losses of $401 million —three months ended September 30, 2017).
*	Indicates amount less than $0.5 million.

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the three months ended September 30, 2018, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

62 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2018 (UNAUDITED)

INDEPENDENT AUDITORS’ REVIEW REPORT

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITORS’ REVIEW REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (“IBRD”) as of September 30, 2018, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month period ended September 30, 2018 (the “interim financial information”). The condensed statements of income, statements of comprehensive income, statements of changes in retained earnings, and statements of cash flows for the three-month period ended September 30, 2017, were reviewed by other auditors whose report dated November 13, 2017, stated that based on their review, they were not aware of any material modifications that should be made to those statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. The balance sheet of IBRD as of June 30, 2018, and the related statements of income, comprehensive income, changes in retained earnings, cash flows, for the year then ended (not presented herein), were audited by other auditors whose report dated August 9, 2018, expressed an unmodified opinion on those statements.

Management’s Responsibility for the Interim Financial Information

IBRD’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the interim financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

November 12, 2018

63

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0820AUD02.20	0000016123	AUD	110,000,000.00	80,278,000.00	23-Aug-18	28-Aug-18	28-Aug-20
BOND/SELL AUD/IBRD/GDIF/0928AUD03.005	0000016122	AUD	10,000,000.00	7,352,000.00	22-Aug-18	11-Sep-18	11-Sep-28
BOND/SELL AUD/IBRD/GDIF/0432AUD00.00	0000016068	AUD	4,000,000.00	2,964,000.00	6-Jul-18	13-Jul-18	23-Apr-32

Sub-total New Borrowings			124,000,000.00	90,594,000.00

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0821BRL07.12	0000016118	BRL	48,110,000.00	12,469,545.38	13-Aug-18	23-Aug-18	23-Aug-21
BOND/SELL BRL/IBRD/GDIF/0623BRL08.25	0000016127	BRL	75,000,000.00	18,223,566.72	24-Aug-18	4-Sep-18	22-Jun-23
BOND/SELL BRL/IBRD/GDIF/0823BRL00.00	0000016114	BRL	20,000,000.00	5,330,490.41	8-Aug-18	23-Aug-18	24-Aug-23
BOND/SELL BRL/IBRD/GDIF/0625BRL00.00	0000016130	BRL	20,000,000.00	4,859,617.79	24-Aug-18	4-Sep-18	30-Jun-25
BOND/SELL BRL/IBRD/GDIF/0625BRL00.00	0000016136	BRL	20,000,000.00	4,819,102.92	31-Aug-18	11-Sep-18	30-Jun-25
BOND/SELL BRL/IBRD/GDIF/0625BRL00.00	0000016145	BRL	20,000,000.00	4,926,533.08	7-Sep-18	18-Sep-18	30-Jun-25
BOND/SELL BRL/IBRD/GDIF/0625BRL00.00	0000016153	BRL	20,000,000.00	4,805,728.43	13-Sep-18	25-Sep-18	30-Jun-25
BOND/SELL BRL/IBRD/GDIF/0625BRL00.00	0000016162	BRL	20,000,000.00	4,807,518.96	19-Sep-18	28-Sep-18	30-Jun-25
BOND/SELL BRL/IBRD/GDIF/0625BRL00.00	0000016169	BRL	30,000,000.00	7,329,945.27	25-Sep-18	3-Oct-18	30-Jun-25

Sub-total New Borrowings			273,110,000.00	67,572,048.95

Canadian Dollar
BOND/SELL CAD/IBRD/GDIF/0823CAD02.50	0000016097	CAD	1,000,000,000.00	767,518,612.33	26-Jul-18	3-Aug-18	3-Aug-23

Sub-total New Borrowings			1,000,000,000.00	767,518,612.33

Page 1/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

CHINA YUAN RENMINBI
BOND/SELL CNY/IBRD/GDIF/0921CNY03.74	0000016129	CNY	500,000,000.00	72,958,617.87	24-Aug-18	4-Sep-18	4-Sep-21
BOND/SELL CNY/IBRD/GDIF/0921CNY03.98	0000016160	CNY	100,000,000.00	14,588,424.09	19-Sep-18	28-Sep-18	28-Sep-21

Sub-total New Borrowings			600,000,000.00	87,547,041.96

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0738EURSTR	0000016086	EUR	40,000,000.00	46,488,000.00	18-Jul-18	27-Jul-18	27-Jul-38
BOND/SELL EUR/IBRD/GDIF/0834EUR01.20	0000016102	EUR	750,000,000.00	876,487,500.00	1-Aug-18	8-Aug-18	8-Aug-34
BOND/SELL EUR/IBRD/NSV/0838EURSTR01	0000016098	EUR	25,000,000.00	29,280,000.00	11-Jul-18	9-Aug-18	9-Aug-38
BOND/SELL EUR/IBRD/GDIF/0958EURSTR	0000016146	EUR	30,000,000.00	34,729,500.00	10-Sep-18	17-Sep-18	17-Sep-58
BOND/SELL EUR/IBRD/GDIF/0948EURSTR	0000016147	EUR	15,000,000.00	17,364,750.00	10-Sep-18	17-Sep-18	17-Sep-48
BOND/SELL EUR/IBRD/GDIF/0948EURSTR01	0000016158	EUR	5,000,000.00	5,841,500.00	18-Sep-18	21-Sep-18	21-Sep-48
BOND/SELL EUR/IBRD/GDIF/1033EURSTR	0000016163	EUR	125,000,000.00	146,506,250.00	20-Sep-18	9-Oct-18	9-Oct-33
BOND/SELL EUR/IBRD/GDIF/1038EURSTR	0000016168	EUR	69,703,345.00	81,985,074.39	25-Sep-18	9-Oct-18	9-Oct-38

Sub-total New Borrowings			1,059,703,345.00	1,238,682,574.39

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1023GBPFRN	0000016172	GBP	1,250,000,000.00	1,642,812,500.00	27-Sep-18	4-Oct-18	4-Oct-23

Sub-total New Borrowings			1,250,000,000.00	1,642,812,500.00

Indonesian Rupiah
BOND/SELL IDR/IBRD/GDIF/0821IDR07.45	0000016110	IDR	2,433,000,000,000.00	167,879,937.90	3-Aug-18	20-Aug-18	20-Aug-21
BOND/SELL IDR/IBRD/GDIF/0821IDR07.45	0000016128	IDR	1,250,000,000,000.00	85,370,850.98	24-Aug-18	4-Sep-18	20-Aug-21
BOND/SELL IDR/IBRD/GDIF/0923IDR06.65	0000016126	IDR	66,600,000,000.00	4,548,558.94	24-Aug-18	27-Sep-18	28-Sep-23

Sub-total New Borrowings			3,749,600,000,000.00	257,799,347.82

Indian Rupees
BOND/SELL INR/IBRD/GDIF/0721INR06.00	0000016054	INR	247,500,000.00	3,606,820.17	3-Jul-18	30-Jul-18	30-Jul-21
BOND/SELL INR/IBRD/GDIF/0823INR05.00A	0000016099	INR	80,000,000.00	1,165,076.82	30-Jul-18	7-Aug-18	7-Aug-23
BOND/SELL INR/IBRD/GDIF/0823INR05.00	0000016074	INR	900,000,000.00	13,076,643.66	10-Jul-18	9-Aug-18	10-Aug-23
BOND/SELL INR/IBRD/GDIF/0821INR05.83	0000016119	INR	1,630,600,000.00	23,335,957.07	14-Aug-18	23-Aug-18	23-Aug-21
BOND/SELL INR/IBRD/GDIF/0823INR05.00B	0000016105	INR	480,000,000.00	6,990,206.43	2-Aug-18	29-Aug-18	30-Aug-23
BOND/SELL INR/IBRD/GDIF/0921INR05.58	0000016092	INR	300,000,000.00	4,353,188.71	20-Jul-18	30-Aug-18	8-Sep-21
BOND/SELL INR/IBRD/GDIF/0821INR05.80	0000016108	INR	206,900,000.00	3,008,469.96	3-Aug-18	30-Aug-18	27-Aug-21
BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000016139	INR	300,000,000.00	4,229,820.23	31-Aug-18	10-Sep-18	22-Jul-21
BOND/SELL INR/IBRD/GDIF/0225INR04.80	0000016144	INR	250,000,000.00	3,477,293.27	6-Sep-18	13-Sep-18	5-Feb-25

Page 2/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL INR/IBRD/GDIF/0922INR05.85	0000016125	INR	310,000,000.00	4,421,307.85	23-Aug-18	25-Sep-18	26-Sep-22
BOND/SELL INR/IBRD/GDIF/0921INR06.25	0000016155	INR	1,082,400,000.00	15,069,961.71	14-Sep-18	26-Sep-18	27-Sep-21
BOND/SELL INR/IBRD/GDIF/0823INR05.00A	0000016157	INR	73,000,000.00	1,016,359.21	14-Sep-18	26-Sep-18	7-Aug-23
BOND/SELL INR/IBRD/GDIF/1023INR05.00	0000016137	INR	600,000,000.00	8,459,640.47	31-Aug-18	10-Oct-18	11-Oct-23
BOND/SELL INR/IBRD/GDIF/0724INR00.00	0000016094	INR	100,000,000.00	1,452,907.63	23-Jul-18	30-Jul-18	25-Jul-24
BOND/SELL INR/IBRD/GDIF/0823INR00.00	0000016115	INR	300,000,000.00	4,369,992.72	8-Aug-18	23-Aug-18	24-Aug-23
BOND/SELL INR/IBRD/GDIF/0523INR00.00	0000016121	INR	300,000,000.00	4,290,617.85	15-Aug-18	24-Aug-18	11-May-23

Sub-total New Borrowings			7,160,400,000.00	102,324,263.75

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0723JPYSTR05	0000016075	JPY	1,000,000,000.00	8,983,111.75	10-Jul-18	19-Jul-18	20-Jul-23
BOND/SELL JPY/IBRD/GDIF/0721JPYSTR05	0000016081	JPY	361,000,000.00	3,205,896.72	13-Jul-18	25-Jul-18	12-Jul-21
BOND/SELL JPY/IBRD/GDIF/0748JPYSTR03	0000016065	JPY	500,000,000.00	4,519,365.48	6-Jul-18	26-Jul-18	27-Jul-48
BOND/SELL JPY/IBRD/GDIF/0723JPYSTR02	0000016056	JPY	922,000,000.00	8,316,795.96	3-Jul-18	30-Jul-18	28-Jul-23
BOND/SELL JPY/IBRD/GDIF/0748JPYSTR02	0000016042	JPY	100,000,000.00	904,608.99	21-Jun-18	12-Jul-18	13-Jul-48
BOND/SELL JPY/IBRD/GDIF/0723JPYSTR03	0000016057	JPY	315,000,000.00	2,841,421.61	3-Jul-18	30-Jul-18	28-Jul-23
BOND/SELL JPY/IBRD/GDIF/0828JPYSTR	0000016077	JPY	150,000,000.00	1,332,030.90	12-Jul-18	1-Aug-18	2-Aug-28
BOND/SELL JPY/IBRD/GDIF/0823JPYSTR02	0000016109	JPY	710,000,000.00	6,358,588.57	3-Aug-18	30-Aug-18	25-Aug-23
BOND/SELL JPY/IBRD/GDIF/0823JPYSTR03	0000016111	JPY	150,000,000.00	1,343,363.78	3-Aug-18	30-Aug-18	25-Aug-23
BOND/SELL JPY/IBRD/GDIF/0923JPYSTR01	0000016141	JPY	232,000,000.00	2,082,118.02	4-Sep-18	27-Sep-18	28-Sep-23
BOND/SELL JPY/IBRD/GDIF/1048JPYSTR	0000016152	JPY	100,000,000.00	896,820.77	12-Sep-18	1-Oct-18	1-Oct-48

Sub-total New Borrowings			4,540,000,000.00	40,784,122.56

Kazakhstan Tenge
BOND/SELL KZT/IBRD/GDIF/1021KZT09.50	0000016171	KZT	1,250,000,000.00	3,454,183.71	27-Sep-18	5-Oct-18	5-Oct-21
BOND/SELL KZT/IBRD/GDIF/0920KZT00.00	0000016150	KZT	1,000,000,000.00	2,627,223.29	11-Sep-18	18-Sep-18	14-Sep-20

Sub-total New Borrowings			2,250,000,000.00	6,081,407.00

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0721MXN07.05	0000016067	MXN	14,700,000.00	762,883.39	6-Jul-18	25-Jul-18	26-Jul-21
BOND/SELL MXN/IBRD/GDIF/0728MXN06.63	0000016093	MXN	100,000,000.00	5,242,821.27	20-Jul-18	30-Jul-18	24-Jul-28
BOND/SELL MXN/IBRD/GDIF/0821MXN06.46	0000016055	MXN	75,000,000.00	3,808,469.53	3-Jul-18	31-Jul-18	5-Aug-21
BOND/SELL MXN/IBRD/GDIF/0821MXN06.80	0000016107	MXN	12,000,000.00	641,659.76	3-Aug-18	29-Aug-18	27-Aug-21
BOND/SELL MXN/IBRD/GDIF/0920MXN06.45	0000016138	MXN	100,000,000.00	5,225,889.05	31-Aug-18	11-Sep-18	11-Sep-20

Page 3/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL MXN/IBRD/GDIF/0920MXN06.45	0000016156	MXN	100,000,000.00	5,316,038.49	14-Sep-18	25-Sep-18	11-Sep-20
BOND/SELL MXN/IBRD/GDIF/0921MXN07.15	0000016143	MXN	9,300,000.00	481,952.69	6-Sep-18	27-Sep-18	28-Sep-21
BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000016059	MXN	60,000,000.00	3,096,103.04	5-Jul-18	13-Jul-18	10-Jul-24
BOND/SELL MXN/IBRD/GDIF/0728MXNSTR	0000016058	MXN	192,367,000.00	9,926,467.55	5-Jul-18	19-Jul-18	19-Jul-28
BOND/SELL MXN/IBRD/GDIF/0327MXN00.00	0000016090	MXN	200,000,000.00	10,546,576.32	18-Jul-18	25-Jul-18	13-Mar-27
BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000016161	MXN	30,000,000.00	1,600,648.80	19-Sep-18	28-Sep-18	10-Jul-24
BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000016175	MXN	60,000,000.00	3,183,201.19	28-Sep-18	9-Oct-18	10-Jul-24

Sub-total New Borrowings			953,367,000.00	49,832,711.06

Malaysian Ringgit
BOND/SELL MYR/IBRD/GDIF/0820MYR03.20	0000016103	MYR	30,000,000.00	7,360,157.02	2-Aug-18	10-Aug-18	10-Aug-20

Sub-total New Borrowings			30,000,000.00	7,360,157.02

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/0723SEK00.375	0000016070	SEK	3,000,000,000.00	344,720,603.95	9-Jul-18	17-Jul-18	17-Jul-23
BOND/SELL SEK/IBRD/GDIF/0925SEK00.625	0000016135	SEK	1,000,000,000.00	109,788,766.41	30-Aug-18	7-Sep-18	5-Sep-25

Sub-total New Borrowings			4,000,000,000.00	454,509,370.36

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0320TRY10.00	0000016064	TRY	75,000,000.00	16,262,101.71	6-Jul-18	13-Jul-18	16-Mar-20
BOND/SELL TRY/IBRD/GDIF/0720TRY15.00	0000016072	TRY	50,000,000.00	11,063,170.70	9-Jul-18	17-Jul-18	17-Jul-20
BOND/SELL TRY/IBRD/GDIF/0220TRY16.00	0000016080	TRY	50,000,000.00	10,313,637.72	13-Jul-18	20-Jul-18	24-Feb-20
BOND/SELL TRY/IBRD/GDIF/0320TRY10.00	0000016101	TRY	50,000,000.00	10,159,504.22	1-Aug-18	8-Aug-18	16-Mar-20
BOND/SELL TRY/IBRD/GDIF/0720TRY15.00	0000016106	TRY	30,000,000.00	5,907,256.08	3-Aug-18	10-Aug-18	17-Jul-20
BOND/SELL TRY/IBRD/GDIF/0323TRY12.00	0000016113	TRY	50,000,000.00	9,424,626.55	8-Aug-18	15-Aug-18	15-Mar-23
BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000016063	TRY	50,000,000.00	10,841,401.14	6-Jul-18	12-Jul-18	24-Feb-20
BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000016082	TRY	50,000,000.00	10,313,637.72	13-Jul-18	20-Jul-18	24-Feb-20
BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000016091	TRY	100,000,000.00	20,683,378.84	19-Jul-18	26-Jul-18	24-Feb-20
BOND/SELL TRY/IBRD/GDIF/0825TRY00.00A	0000016078	TRY	29,500,000.00	6,121,030.41	12-Jul-18	29-Aug-18	29-Aug-25

Sub-total New Borrowings			534,500,000.00	111,089,745.10

United States Dollar
BOND/SELL USD/IBRD/GDIF/0722USDSTR02	0000016066	USD	200,000,000.00	200,000,000.00	6-Jul-18	11-Jul-18	7-Jul-22
BOND/SELL USD/IBRD/GDIF/0720USDSTR04	0000016062	USD	4,700,000.00	4,700,000.00	6-Jul-18	13-Jul-18	13-Jul-20

Page 4/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/GDIF/1121USDSTR07	0000016073	USD	400,000,000.00	400,000,000.00	10-Jul-18	13-Jul-18	9-Nov-21
BOND/SELL USD/IBRD/GDIF/0723USDSTR04	0000016083	USD	25,000,000.00	25,000,000.00	16-Jul-18	24-Jul-18	24-Jul-23
BOND/SELL USD/IBRD/GDIF/0621USDSTR06	0000016087	USD	20,000,000.00	20,000,000.00	18-Jul-18	25-Jul-18	24-Jun-21
BOND/SELL USD/IBRD/GDIF/0721USD02.75	0000016088	USD	5,000,000,000.00	5,000,000,000.00	18-Jul-18	25-Jul-18	23-Jul-21
BOND/SELL USD/IBRD/GDIF/0826USDSTR04	0000016104	USD	200,000,000.00	200,000,000.00	2-Aug-18	7-Aug-18	12-Aug-26
BOND/SELL USD/IBRD/GDIF/0820USDFRN	0000016120	USD	1,000,000,000.00	1,000,000,000.00	14-Aug-18	21-Aug-18	21-Aug-20
BOND/SELL USD/IBRD/GDIF/0921USDSTR04	0000016131	USD	300,000,000.00	300,000,000.00	28-Aug-18	13-Sep-18	13-Sep-21
BOND/SELL USD/IBRD/GDIF/0321USDSTR05	0000016159	USD	25,000,000.00	25,000,000.00	19-Sep-18	26-Sep-18	26-Mar-21
BOND/SELL USD/IBRD/GDIF/0923USD03.00	0000016164	USD	4,000,000,000.00	4,000,000,000.00	20-Sep-18	27-Sep-18	27-Sep-23
BOND/SELL USD/IBRD/GDIF/0921USDSTR05	0000016149	USD	300,000,000.00	300,000,000.00	11-Sep-18	28-Sep-18	28-Sep-21
BOND/SELL USD/IBRD/GDIF/0923USDSTR03	0000016166	USD	7,410,000.00	7,410,000.00	21-Sep-18	28-Sep-18	15-Sep-23
BOND/SELL USD/IBRD/GDIF/1023USDSTR01	0000016165	USD	50,000,000.00	50,000,000.00	21-Sep-18	2-Oct-18	2-Oct-23
BOND/SELL USD/IBRD/GDIF/1020USD02.92	0000016170	USD	200,000,000.00	200,000,000.00	26-Sep-18	3-Oct-18	1-Oct-20
BOND/SELL USD/IBRD/GDIF/1023USDSTR02	0000016173	USD	5,000,000.00	5,000,000.00	27-Sep-18	25-Oct-18	25-Oct-23
BOND/SELL USD/IBRD/GDIF/0728USDSTR	0000016060	USD	10,000,000.00	10,000,000.00	5-Jul-18	19-Jul-18	19-Jul-28
BOND/SELL USD/IBRD/GDIF/0728USDSTR01	0000016079	USD	15,000,000.00	15,000,000.00	12-Jul-18	26-Jul-18	26-Jul-28
BOND/SELL USD/IBRD/GDIF/1022USDSTR05	0000016148	USD	5,000,000.00	5,000,000.00	10-Sep-18	12-Oct-18	12-Oct-22

Sub-total New Borrowings			11,767,110,000.00	11,767,110,000.00

Uruguayan Peso
BOND/SELL UYU/IBRD/GDIF/0823UYU09.50	0000016112	UYU	310,000,000.00	10,086,220.92	6-Aug-18	20-Aug-18	20-Aug-23

Sub-total New Borrowings			310,000,000.00	10,086,220.92

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0723ZAR06.60	0000016069	ZAR	110,000,000.00	8,089,484.41	6-Jul-18	24-Jul-18	24-Jul-23
BOND/SELL ZAR/IBRD/GDIF/0921ZAR07.02	0000016124	ZAR	13,000,000.00	913,781.23	23-Aug-18	29-Aug-18	10-Sep-21
BOND/SELL ZAR/IBRD/GDIF/0923ZARFRN	0000016154	ZAR	550,000,000.00	36,994,935.06	13-Sep-18	28-Sep-18	28-Sep-23
BOND/SELL ZAR/IBRD/GDIF/1025ZAR00.00	0000016089	ZAR	25,000,000.00	1,875,046.88	18-Jul-18	25-Jul-18	20-Oct-25
BOND/SELL ZAR/IBRD/GDIF/1025ZAR00.00	0000016134	ZAR	79,000,000.00	5,485,958.72	29-Aug-18	6-Sep-18	20-Oct-25

Sub-total New Borrowings			777,000,000.00	53,359,206.29

Total New Borrowings				16,755,063,329.50

Page 5/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0918AUDFRN	0000012616	AUD	(750,000,000.00)	(545,437,500.00)	13-Sep-13	24-Sep-13	24-Sep-18
BOND/SELL AUD/IBRD/GDIF/0718AUD03.276	0000012807	AUD	(5,500,000.00)	(4,074,125.00)	6-Jan-14	23-Jan-14	24-Jul-18
BOND/SELL AUD/IBRD/GDIF/0718AUD00.00	0000009049	AUD	(5,000,000.00)	(3,704,250.00)	1-Jul-08	17-Jul-08	17-Jul-18

Sub-total Maturing Borrowings			(760,500,000.00)	(553,215,875.00)

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0918BRL00.50	0000012570	BRL	(141,510,000.00)	(34,230,355.22)	20-Aug-13	18-Sep-13	18-Sep-18
BOND/SELL BRL/IBRD/GDIF/0918BRL08.93	0000013262	BRL	(217,200,000.00)	(53,866,375.68)	10-Sep-14	25-Sep-14	27-Sep-18
BOND/SELL BRL/IBRD/GDIF/0818BRL09.85	0000013902	BRL	(11,000,000.00)	(2,944,325.48)	16-Jun-15	6-Aug-15	7-Aug-18
BOND/SELL BRL/IBRD/GDIF/0818BRL09.43	0000014030	BRL	(52,180,000.00)	(13,370,916.08)	11-Aug-15	19-Aug-15	16-Aug-18
BOND/SELL BRL/IBRD/GDIF/0918BRL09.20	0000013984	BRL	(8,500,000.00)	(2,044,989.78)	17-Jul-15	1-Sep-15	4-Sep-18
BOND/SELL BRL/IBRD/GDIF/0718BRL08.00	0000014607	BRL	(6,200,000.00)	(1,655,275.52)	20-Jun-16	27-Jul-16	27-Jul-18
BOND/SELL BRL/IBRD/GDIF/0818BRL07.92	0000014661	BRL	(6,200,000.00)	(1,520,017.65)	14-Jul-16	25-Aug-16	28-Aug-18

Sub-total Maturing Borrowings			(442,790,000.00)	(109,632,255.41)

CHINA YUAN RENMINBI
BOND/SELL CNY/IBRD/GDIF/0718CNY03.25	0000013981	CNY	(700,000,000.00)	(103,078,361.64)	16-Jul-15	23-Jul-15	23-Jul-18
BOND/SELL CNY/IBRD/GDIF/0718CNY03.25	0000014003	CNY	(775,000,000.00)	(114,122,471.82)	28-Jul-15	6-Aug-15	23-Jul-18
BOND/SELL CNY/IBRD/GDIF/0918CNY03.30	0000014806	CNY	(350,000,000.00)	(51,093,771.67)	13-Sep-16	20-Sep-16	20-Sep-18
BOND/SELL CNY/IBRD/GDIF/0718CNY03.25	0000014936	CNY	(275,000,000.00)	(40,495,070.65)	7-Nov-16	16-Nov-16	23-Jul-18

Sub-total Maturing Borrowings			(2,100,000,000.00)	(308,789,675.78)

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0718EUR00.507	0000011503	EUR	(30,000,000.00)	(35,041,500.00)	11-Jul-12	30-Jul-12	30-Jul-18
BOND/SELL EUR/IBRD/GDIF/0918EUR00.490	0000011585	EUR	(29,000,000.00)	(33,719,750.00)	28-Aug-12	6-Sep-12	6-Sep-18
BOND/SELL EUR/IBRD/GDIF/0918EUR00.48	0000011599	EUR	(15,000,000.00)	(17,643,000.00)	5-Sep-12	21-Sep-12	21-Sep-18

Sub-total Maturing Borrowings			(74,000,000.00)	(86,404,250.00)

Hong Kong Dollar
BOND/SELL HKD/IBRD/GDIF/0718HKD00.91	0000014664	HKD	(400,000,000.00)	(50,983,991.03)	15-Jul-16	25-Jul-16	25-Jul-18

Sub-total Maturing Borrowings			(400,000,000.00)	(50,983,991.03)

Page 6/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Indian Rupees
BOND/SELL INR/IBRD/GDIF/0718INR05.50	0000013911	INR	(160,000,000.00)	(2,330,153.64)	18-Jun-15	29-Jul-15	30-Jul-18
BOND/SELL INR/IBRD/GDIF/0718INR05.32	0000013922	INR	(214,000,000.00)	(3,116,580.50)	23-Jun-15	29-Jul-15	30-Jul-18
BOND/SELL INR/IBRD/GDIF/0718INR05.40	0000013938	INR	(156,000,000.00)	(2,274,549.83)	26-Jun-15	30-Jul-15	31-Jul-18
BOND/SELL INR/IBRD/GDIF/0818INR06.375	0000013995	INR	(2,000,000,000.00)	(29,125,860.12)	22-Jul-15	7-Aug-15	7-Aug-18
BOND/SELL INR/IBRD/GDIF/0818INR05.20	0000014002	INR	(85,000,000.00)	(1,211,775.61)	28-Jul-15	27-Aug-15	28-Aug-18
BOND/SELL INR/IBRD/GDIF/0918INR05.40	0000014046	INR	(275,000,000.00)	(3,793,757.54)	19-Aug-15	29-Sep-15	28-Sep-18
BOND/SELL INR/IBRD/GDIF/0718INR05.58	0000014253	INR	(840,000,000.00)	(12,272,627.66)	15-Dec-15	27-Jan-16	17-Jul-18
BOND/SELL INR/IBRD/GDIF/0818INR06.375	0000014299	INR	(900,000,000.00)	(13,106,637.06)	20-Jan-16	27-Jan-16	7-Aug-18
BOND/SELL INR/IBRD/GDIF/0818INR06.375	0000014333	INR	(1,600,000,000.00)	(23,300,688.10)	5-Feb-16	12-Feb-16	7-Aug-18
BOND/SELL INR/IBRD/GDIF/0818INR05.73	0000014300	INR	(1,420,000,000.00)	(20,200,583.26)	20-Jan-16	23-Feb-16	16-Aug-18
BOND/SELL INR/IBRD/GDIF/0818INR06.375	0000014384	INR	(1,000,000,000.00)	(14,562,930.06)	4-Mar-16	11-Mar-16	7-Aug-18
BOND/SELL INR/IBRD/GDIF/0818INR06.375	0000014914	INR	(1,000,000,000.00)	(14,562,930.06)	27-Oct-16	4-Nov-16	7-Aug-18

Sub-total Maturing Borrowings			(9,650,000,000.00)	(139,859,073.44)

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0818JPYSTR03	0000014004	JPY	(291,000,000.00)	(2,619,851.45)	28-Jul-15	27-Aug-15	28-Aug-18
BOND/SELL JPY/IBRD/GDIF/0918JPYSTR04	0000015199	JPY	(4,649,000,000.00)	(41,220,020.39)	22-Mar-17	30-Mar-17	27-Sep-18

Sub-total Maturing Borrowings			(4,940,000,000.00)	(43,839,871.84)

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0718MXN03.71	0000012440	MXN	(350,000,000.00)	(18,184,179.76)	13-Jun-13	10-Jul-13	10-Jul-18
BOND/SELL MXN/IBRD/GDIF/0818MXN03.70	0000012507	MXN	(299,840,000.00)	(15,565,592.07)	22-Jul-13	13-Aug-13	13-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000012541	MXN	(500,000,000.00)	(26,250,922.06)	7-Aug-13	16-Aug-13	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000012581	MXN	(150,000,000.00)	(7,875,276.62)	26-Aug-13	3-Sep-13	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0918MXN04.17	0000012564	MXN	(319,930,000.00)	(16,605,162.22)	19-Aug-13	11-Sep-13	11-Sep-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013208	MXN	(150,000,000.00)	(7,875,276.62)	18-Aug-14	26-Aug-14	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013281	MXN	(200,000,000.00)	(10,500,368.83)	16-Sep-14	23-Sep-14	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013404	MXN	(200,000,000.00)	(10,500,368.83)	19-Nov-14	26-Nov-14	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013501	MXN	(500,000,000.00)	(26,250,922.06)	9-Jan-15	16-Jan-15	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013626	MXN	(250,000,000.00)	(13,125,461.03)	24-Feb-15	5-Mar-15	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013890	MXN	(250,000,000.00)	(13,125,461.03)	11-Jun-15	18-Jun-15	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013986	MXN	(250,000,000.00)	(13,125,461.03)	20-Jul-15	27-Jul-15	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014198	MXN	(250,000,000.00)	(13,125,461.03)	13-Nov-15	20-Nov-15	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014236	MXN	(300,000,000.00)	(15,750,553.24)	7-Dec-15	14-Dec-15	16-Aug-18

Page 7/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014320	MXN	(200,000,000.00)	(10,500,368.83)	2-Feb-16	9-Feb-16	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014681	MXN	(300,000,000.00)	(15,750,553.24)	21-Jul-16	28-Jul-16	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014726	MXN	(500,000,000.00)	(26,250,922.06)	10-Aug-16	17-Aug-16	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014831	MXN	(500,000,000.00)	(26,250,922.06)	29-Sep-16	6-Oct-16	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014863	MXN	(300,000,000.00)	(15,750,553.24)	11-Oct-16	18-Oct-16	16-Aug-18
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014949	MXN	(500,000,000.00)	(26,250,922.06)	10-Nov-16	18-Nov-16	16-Aug-18

Sub-total Maturing Borrowings			(6,269,770,000.00)	(328,614,707.93)

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0818NZD04.092	0000012835	NZD	(12,000,000.00)	(7,990,800.00)	22-Jan-14	24-Feb-14	24-Aug-18

Sub-total Maturing Borrowings			(12,000,000.00)	(7,990,800.00)

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000014728	RUB	(1,500,000,000.00)	(22,104,137.01)	10-Aug-16	22-Aug-16	22-Aug-18
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000014875	RUB	(1,000,000,000.00)	(14,736,091.34)	17-Oct-16	24-Oct-16	22-Aug-18
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000014959	RUB	(1,000,000,000.00)	(14,736,091.34)	16-Nov-16	23-Nov-16	22-Aug-18
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000014983	RUB	(1,500,000,000.00)	(22,104,137.01)	29-Nov-16	6-Dec-16	22-Aug-18
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000015049	RUB	(1,000,000,000.00)	(14,736,091.34)	5-Jan-17	11-Jan-17	22-Aug-18
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000015083	RUB	(750,000,000.00)	(11,052,068.51)	24-Jan-17	31-Jan-17	22-Aug-18
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000015114	RUB	(1,000,000,000.00)	(14,736,091.34)	10-Feb-17	17-Feb-17	22-Aug-18
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000015230	RUB	(500,000,000.00)	(7,368,045.67)	5-Apr-17	12-Apr-17	22-Aug-18
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000015281	RUB	(500,000,000.00)	(7,368,045.67)	10-May-17	17-May-17	22-Aug-18
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000015295	RUB	(500,000,000.00)	(7,368,045.67)	19-May-17	26-May-17	22-Aug-18

Sub-total Maturing Borrowings			(9,250,000,000.00)	(136,308,844.90)

Saudi Arabian Riyals
BOND/SELL SAR/IBRD/GDIF/0718SAR02.32	0000014381	SAR	(625,000,000.00)	(166,651,112.56)	3-Mar-16	21-Mar-16	21-Jul-18

Sub-total Maturing Borrowings			(625,000,000.00)	(166,651,112.56)

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0718TRY04.80	0000012369	TRY	(40,500,000.00)	(8,573,243.01)	23-May-13	8-Jul-13	10-Jul-18
BOND/SELL TRY/IBRD/GDIF/0918TRY07.80	0000013253	TRY	(37,600,000.00)	(5,868,214.88)	9-Sep-14	18-Sep-14	18-Sep-18
BOND/SELL TRY/IBRD/GDIF/0718TRY09.625	0000013974	TRY	(100,000,000.00)	(20,627,275.45)	15-Jul-15	23-Jul-15	13-Jul-18
BOND/SELL TRY/IBRD/GDIF/0818TRY09.15	0000014029	TRY	(64,030,000.00)	(11,076,896.46)	11-Aug-15	19-Aug-15	16-Aug-18

Page 8/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL TRY/IBRD/GDIF/0718TRY09.625	0000014034	TRY	(50,000,000.00)	(10,313,637.72)	14-Aug-15	21-Aug-15	13-Jul-18
BOND/SELL TRY/IBRD/GDIF/0718TRY09.39	0000014252	TRY	(51,800,000.00)	(10,628,693.37)	15-Dec-15	26-Jan-16	27-Jul-18
BOND/SELL TRY/IBRD/GDIF/0718TRY09.625	0000014601	TRY	(60,000,000.00)	(12,376,365.27)	16-Jun-16	23-Jun-16	13-Jul-18

Sub-total Maturing Borrowings			(403,930,000.00)	(79,464,326.16)

Ugandan Shillings
BOND/SELL UGX/IBRD/GDIF/0818UGX10.31	0000012513	UGX	(25,900,000,000.00)	(7,009,472.26)	24-Jul-13	7-Aug-13	7-Aug-18

Sub-total Maturing Borrowings			(25,900,000,000.00)	(7,009,472.26)

United States Dollar
BOND/SELL USD/IBRD/COLTS/0918USD09.50	0000000590	USD	(1,000,000.00)	(1,000,000.00)	2-Aug-88	2-Aug-88	17-Sep-18
BOND/SELL USD/IBRD/COLTS/0918USD09.70	0000000624	USD	(50,000.00)	(50,000.00)	13-Sep-88	13-Sep-88	13-Sep-18
BOND/SELL USD/IBRD/COLTS/0818USD08.74	0000000733	USD	(300,000.00)	(300,000.00)	24-Aug-89	24-Aug-89	24-Aug-18
BOND/SELL USD/IBRD/GDIF/0718USD00.815	0000011627	USD	(38,000,000.00)	(38,000,000.00)	21-Sep-12	11-Oct-12	11-Jul-18
BOND/SELL USD/IBRD/GDIF/0818USDSTR02	0000014039	USD	(100,000,000.00)	(100,000,000.00)	17-Aug-15	20-Aug-15	16-Aug-18
BOND/SELL USD/IBRD/GDIF/0918USDSTR03	0000014093	USD	(10,000,000.00)	(10,000,000.00)	21-Sep-15	25-Sep-15	25-Sep-18
BOND/SELL USD/IBRD/GDIF/0718USD01.20	0000014226	USD	(50,000,000.00)	(50,000,000.00)	2-Dec-15	11-Dec-15	26-Jul-18
BOND/SELL USD/IBRD/GDIF/0718USD01.095	0000014291	USD	(30,000,000.00)	(30,000,000.00)	13-Jan-16	22-Jan-16	2-Jul-18
BOND/SELL USD/IBRD/GDIF/0718USD00.875	0000014466	USD	(5,000,000,000.00)	(5,000,000,000.00)	12-Apr-16	19-Apr-16	19-Jul-18
BOND/SELL USD/IBRD/GDIF/0718USD00.80	0000014604	USD	(25,000,000.00)	(25,000,000.00)	16-Jun-16	24-Jun-16	2-Jul-18
BOND/SELL USD/IBRD/GDIF/0718USDSTR02	0000014635	USD	(21,000,000.00)	(21,000,000.00)	1-Jul-16	15-Jul-16	15-Jul-18
BOND/SELL USD/IBRD/GDIF/0918USDFRNA	0000014774	USD	(25,000,000.00)	(25,000,000.00)	30-Aug-16	19-Sep-16	19-Sep-18
BOND/SELL USD/IBRD/GDIF/0918USDFRN01	0000015423	USD	(250,000,000.00)	(250,000,000.00)	24-Jul-17	7-Aug-17	7-Sep-18
BOND/SELL USD/IBRD/GDIF/0918USD01.3089	0000015466	USD	(1,366,000.00)	(1,366,000.00)	16-Aug-17	30-Aug-17	15-Sep-18
BOND/SELL USD/IBRD/GDIF/0918USD01.3109	0000015473	USD	(2,581,000.00)	(2,581,000.00)	16-Aug-17	30-Aug-17	1-Sep-18
BOND/SELL USD/IBRD/GDIF/0818USD00.00	0000007553	USD	(4,000,000.00)	(4,000,000.00)	10-Aug-06	24-Aug-06	24-Aug-18

Sub-total Maturing Borrowings			(5,558,297,000.00)	(5,558,297,000.00)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0818ZAR00.50	0000010307	ZAR	(54,650,000.00)	(4,066,038.72)	13-Jul-10	2-Aug-10	2-Aug-18

Sub-total Maturing Borrowings			(54,650,000.00)	(4,066,038.72)

Total Maturing Borrowings				(7,581,127,295.02)

Page 9/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Early Retirement

Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0226BRL00.00	0000016142	BRL	(130,000,000.00)	(31,303,803.41)	5-Sep-18	12-Sep-18	11-Feb-26

Sub-total Early Retirement			(130,000,000.00)	(31,303,803.41)

Columbian Peso
BOND/BUY COP/IBRD/GDIF/0619COP04.25	0000016133	COP	(423,700,000,000.00)	(136,809,815.95)	29-Aug-18	6-Sep-18	20-Jun-19

Sub-total Early Retirement			(423,700,000,000.00)	(136,809,815.95)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR04	0000016036	JPY	(1,000,000,000.00)	(9,020,386.07)	19-Jun-18	3-Jul-18	3-Jul-37
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR05	0000016037	JPY	(1,000,000,000.00)	(9,020,386.07)	19-Jun-18	3-Jul-18	3-Jul-37
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR06	0000016100	JPY	(600,000,000.00)	(5,407,841.37)	1-Aug-18	14-Aug-18	14-Aug-37
BOND/BUY JPY/IBRD/GDIF/0621JPYSTR02	0000016132	JPY	(931,000,000.00)	(8,379,460.87)	28-Aug-18	10-Sep-18	10-Jun-21

Sub-total Early Retirement			(3,531,000,000.00)	(31,828,074.39)

Russian Rouble
BOND/BUY RUB/IBRD/GDIF/0222RUB00.00	0000016116	RUB	(350,000,000.00)	(5,219,724.29)	9-Aug-18	16-Aug-18	16-Feb-22

Sub-total Early Retirement			(350,000,000.00)	(5,219,724.29)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0119USDSTR	0000016061	USD	(300,000,000.00)	(300,000,000.00)	6-Jul-18	16-Jul-18	16-Jan-19
BOND/BUY USD/IBRD/GDIF/0320USDSTR08	0000016071	USD	(50,000,000.00)	(50,000,000.00)	9-Jul-18	16-Jul-18	17-Mar-20
BOND/BUY USD/IBRD/GDIF/0826USDSTR	0000016095	USD	(10,500,000.00)	(10,500,000.00)	24-Jul-18	31-Jul-18	11-Aug-26
BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000016096	USD	(5,000,000.00)	(5,000,000.00)	24-Jul-18	31-Jul-18	31-May-26
BOND/BUY USD/IBRD/GDIF/0523USDSTR06	0000016117	USD	(100,000,000.00)	(100,000,000.00)	9-Aug-18	31-Aug-18	31-May-23
BOND/BUY USD/IBRD/GDIF/0826USDSTR02	0000016151	USD	(20,000,000.00)	(20,000,000.00)	12-Sep-18	19-Sep-18	24-Aug-26

Sub-total Early Retirement			(485,500,000.00)	(485,500,000.00)

South African Rand
BOND/BUY ZAR/IBRD/GDIF/1119ZAR00.50	0000016084	ZAR	(35,820,000.00)	(2,690,704.23)	17-Jul-18	24-Jul-18	20-Nov-19
BOND/BUY ZAR/IBRD/GDIF/0220ZAR00.50	0000016085	ZAR	(79,130,000.00)	(5,944,037.56)	17-Jul-18	24-Jul-18	20-Feb-20
BOND/BUY ZAR/IBRD/GDIF/1124ZAR00.00	0000016140	ZAR	(220,000,000.00)	(14,574,362.37)	4-Sep-18	11-Sep-18	29-Nov-24

Sub-total Early Retirement			(334,950,000.00)	(23,209,104.16)

Total Early Retirement				(713,870,522.20)

Page 10/10

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS6JUL18	0010387805	USD	40,000,000.00	40,000,000.00	5-Jul-18	5-Jul-18	6-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS10JUL18	0010387806	USD	453,000,000.00	453,000,000.00	5-Jul-18	5-Jul-18	10-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010387813	USD	100,000,000.00	100,000,000.00	5-Jul-18	5-Jul-18	2-Jan-19
DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010387814	USD	100,000,000.00	100,000,000.00	5-Jul-18	5-Jul-18	5-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010387860	USD	16,190,000.00	16,190,000.00	6-Jul-18	6-Jul-18	17-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS4FEB19	0010387861	USD	10,000,000.00	10,000,000.00	6-Jul-18	6-Jul-18	4-Feb-19
DIN/SELL USD/IBRD/DIN IBRDUS23JUL18	0010387872	USD	39,000,000.00	39,000,000.00	9-Jul-18	9-Jul-18	23-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS7SEP18	0010387929	USD	150,000,000.00	150,000,000.00	9-Jul-18	9-Jul-18	7-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS24JUL18	0010387945	USD	21,435,000.00	21,435,000.00	9-Jul-18	9-Jul-18	24-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010388077	USD	10,000,000.00	10,000,000.00	10-Jul-18	10-Jul-18	30-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010388078	USD	12,000,000.00	12,000,000.00	10-Jul-18	10-Jul-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010388090	USD	175,000,000.00	175,000,000.00	10-Jul-18	10-Jul-18	1-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS3AUG18	0010388093	USD	111,000,000.00	111,000,000.00	10-Jul-18	10-Jul-18	3-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010388095	USD	300,000,000.00	300,000,000.00	10-Jul-18	10-Jul-18	13-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS17AUG18	0010388089	USD	200,000,000.00	200,000,000.00	10-Jul-18	11-Jul-18	17-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010388096	USD	100,000,000.00	100,000,000.00	10-Jul-18	11-Jul-18	13-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS11OCT18	0010388101	USD	10,000,000.00	10,000,000.00	10-Jul-18	11-Jul-18	11-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS16AUG18	0010388190	USD	45,000,000.00	45,000,000.00	12-Jul-18	12-Jul-18	16-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS8JAN19	0010388212	USD	7,329,000.00	7,329,000.00	12-Jul-18	12-Jul-18	8-Jan-19
DIN/SELL USD/IBRD/DIN IBRDUS17AUG18	0010388214	USD	45,000,000.00	45,000,000.00	12-Jul-18	12-Jul-18	17-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS5OCT18	0010388216	USD	90,000,000.00	90,000,000.00	12-Jul-18	12-Jul-18	5-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS23AUG18	0010388213	USD	50,000,000.00	50,000,000.00	12-Jul-18	13-Jul-18	23-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS25JUL18	0010388215	USD	40,000,000.00	40,000,000.00	12-Jul-18	13-Jul-18	25-Jul-18

Page 1/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS12OCT18	0010388333	USD	5,000,000.00	5,000,000.00	13-Jul-18	13-Jul-18	12-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010388427	USD	100,000,000.00	100,000,000.00	16-Jul-18	16-Jul-18	3-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010388414	USD	26,000,000.00	26,000,000.00	16-Jul-18	17-Jul-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010388473	USD	10,000,000.00	10,000,000.00	17-Jul-18	17-Jul-18	30-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010388505	USD	50,000,000.00	50,000,000.00	18-Jul-18	18-Jul-18	1-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS19JUL18	0010388508	USD	5,266,000.00	5,266,000.00	18-Jul-18	18-Jul-18	19-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS19JUL18	0010388512	USD	5,266,000.00	5,266,000.00	18-Jul-18	18-Jul-18	19-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS23AUG18	0010388513	USD	15,000,000.00	15,000,000.00	18-Jul-18	18-Jul-18	23-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS30AUG18	0010388514	USD	25,000,000.00	25,000,000.00	18-Jul-18	18-Jul-18	30-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS19JUL18	0010388515	USD	245,000,000.00	245,000,000.00	18-Jul-18	18-Jul-18	19-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS5OCT18	0010388516	USD	100,000,000.00	100,000,000.00	18-Jul-18	18-Jul-18	5-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS23NOV18	0010388510	USD	100,000,000.00	100,000,000.00	18-Jul-18	19-Jul-18	23-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS30NOV18	0010388519	USD	100,000,000.00	100,000,000.00	18-Jul-18	19-Jul-18	30-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS24DEC18	0010388520	USD	50,000,000.00	50,000,000.00	18-Jul-18	19-Jul-18	24-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010388641	USD	2,000,000.00	2,000,000.00	23-Jul-18	23-Jul-18	1-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010388644	USD	5,618,000.00	5,618,000.00	23-Jul-18	23-Jul-18	30-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS27AUG18	0010388640	USD	25,000,000.00	25,000,000.00	23-Jul-18	24-Jul-18	27-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010388657	USD	50,000,000.00	50,000,000.00	24-Jul-18	24-Jul-18	1-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010388658	USD	10,000,000.00	10,000,000.00	24-Jul-18	24-Jul-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS25JUL18	0010388660	USD	28,327,000.00	28,327,000.00	24-Jul-18	24-Jul-18	25-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010388661	USD	3,500,000.00	3,500,000.00	24-Jul-18	24-Jul-18	30-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010388670	USD	13,000,000.00	13,000,000.00	25-Jul-18	25-Jul-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS29AUG18	0010388671	USD	14,700,000.00	14,700,000.00	25-Jul-18	25-Jul-18	29-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010388687	USD	26,025,000.00	26,025,000.00	26-Jul-18	26-Jul-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010388689	USD	13,000,000.00	13,000,000.00	26-Jul-18	26-Jul-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010388692	USD	25,000,000.00	25,000,000.00	26-Jul-18	27-Jul-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS10DEC18	0010388745	USD	12,000,000.00	12,000,000.00	27-Jul-18	27-Jul-18	10-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS7AUG18	0010388748	USD	5,000,000.00	5,000,000.00	30-Jul-18	30-Jul-18	7-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS15AUG18	0010388750	USD	7,930,000.00	7,930,000.00	30-Jul-18	30-Jul-18	15-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010388754	USD	200,000,000.00	200,000,000.00	30-Jul-18	30-Jul-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS24SEP18	0010389133	USD	5,000,000.00	5,000,000.00	1-Aug-18	1-Aug-18	24-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS16AUG18	0010389137	USD	50,000,000.00	50,000,000.00	1-Aug-18	1-Aug-18	16-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010389145	USD	10,000,000.00	10,000,000.00	1-Aug-18	1-Aug-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010389175	USD	300,000,000.00	300,000,000.00	2-Aug-18	2-Aug-18	6-Aug-18

Page 2/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010389208	USD	5,000,000.00	5,000,000.00	2-Aug-18	2-Aug-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS17SEP18	0010389173	USD	10,000,000.00	10,000,000.00	2-Aug-18	3-Aug-18	17-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS24SEP18	0010389174	USD	10,000,000.00	10,000,000.00	2-Aug-18	3-Aug-18	24-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010389238	USD	140,000,000.00	140,000,000.00	3-Aug-18	3-Aug-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS31AUG18	0010389249	USD	50,000,000.00	50,000,000.00	3-Aug-18	3-Aug-18	31-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS27AUG18	0010389251	USD	10,446,000.00	10,446,000.00	3-Aug-18	3-Aug-18	27-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010389250	USD	10,000,000.00	10,000,000.00	3-Aug-18	6-Aug-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010389271	USD	12,000,000.00	12,000,000.00	6-Aug-18	6-Aug-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010389272	USD	15,000,000.00	15,000,000.00	6-Aug-18	6-Aug-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS23AUG18	0010389274	USD	200,000,000.00	200,000,000.00	6-Aug-18	6-Aug-18	23-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS7AUG18	0010389275	USD	50,000,000.00	50,000,000.00	6-Aug-18	6-Aug-18	7-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS11OCT18	0010389279	USD	5,000,000.00	5,000,000.00	6-Aug-18	6-Aug-18	11-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS18OCT18	0010389280	USD	5,000,000.00	5,000,000.00	6-Aug-18	6-Aug-18	18-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS31AUG18	0010389281	USD	26,000,000.00	26,000,000.00	6-Aug-18	6-Aug-18	31-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS31AUG18	0010389282	USD	50,000,000.00	50,000,000.00	6-Aug-18	6-Aug-18	31-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS16AUG18	0010389297	USD	150,000,000.00	150,000,000.00	7-Aug-18	7-Aug-18	16-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010389316	USD	200,000,000.00	200,000,000.00	7-Aug-18	7-Aug-18	15-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010389383	USD	8,124,000.00	8,124,000.00	8-Aug-18	8-Aug-18	13-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010389391	USD	500,000,000.00	500,000,000.00	8-Aug-18	9-Aug-18	1-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010389396	USD	500,000,000.00	500,000,000.00	8-Aug-18	9-Aug-18	1-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010389668	USD	100,000,000.00	100,000,000.00	9-Aug-18	9-Aug-18	13-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010389680	USD	5,000,000.00	5,000,000.00	9-Aug-18	9-Aug-18	13-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010389687	USD	5,000,000.00	5,000,000.00	9-Aug-18	9-Aug-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS11OCT18	0010389691	USD	10,000,000.00	10,000,000.00	9-Aug-18	9-Aug-18	11-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS5OCT18	0010389743	USD	100,000,000.00	100,000,000.00	13-Aug-18	13-Aug-18	5-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS26NOV18	0010389754	USD	58,000,000.00	58,000,000.00	13-Aug-18	13-Aug-18	26-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS6SEP18	0010389857	USD	3,158,000.00	3,158,000.00	14-Aug-18	14-Aug-18	6-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010389869	USD	50,000,000.00	50,000,000.00	14-Aug-18	14-Aug-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS24AUG18	0010389872	USD	100,000,000.00	100,000,000.00	14-Aug-18	14-Aug-18	24-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS22AUG18	0010389873	USD	150,000,000.00	150,000,000.00	14-Aug-18	14-Aug-18	22-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS15AUG18	0010389874	USD	27,076,000.00	27,076,000.00	14-Aug-18	14-Aug-18	15-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010389900	USD	100,000,000.00	100,000,000.00	15-Aug-18	15-Aug-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS26SEP18	0010389918	USD	150,000,000.00	150,000,000.00	15-Aug-18	15-Aug-18	26-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010390039	USD	100,000,000.00	100,000,000.00	17-Aug-18	17-Aug-18	15-Oct-18

Page 3/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS12OCT18	0010390043	USD	176,000,000.00	176,000,000.00	17-Aug-18	17-Aug-18	12-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS19OCT18	0010390044	USD	2,200,000.00	2,200,000.00	17-Aug-18	17-Aug-18	19-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010390057	USD	25,000,000.00	25,000,000.00	20-Aug-18	20-Aug-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS17SEP18	0010390058	USD	20,000,000.00	20,000,000.00	20-Aug-18	20-Aug-18	17-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS27SEP18	0010390061	USD	30,000,000.00	30,000,000.00	20-Aug-18	20-Aug-18	27-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS28SEP18	0010390064	USD	25,000,000.00	25,000,000.00	20-Aug-18	20-Aug-18	28-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS21AUG18	0010390067	USD	140,000,000.00	140,000,000.00	20-Aug-18	20-Aug-18	21-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS15NOV18	0010390096	USD	350,000,000.00	350,000,000.00	21-Aug-18	21-Aug-18	15-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010390097	USD	25,000,000.00	25,000,000.00	21-Aug-18	21-Aug-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010390098	USD	10,000,000.00	10,000,000.00	21-Aug-18	21-Aug-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS8NOV18	0010390113	USD	20,000,000.00	20,000,000.00	22-Aug-18	22-Aug-18	8-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS2NOV18	0010390114	USD	200,000,000.00	200,000,000.00	22-Aug-18	22-Aug-18	2-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010390116	USD	10,500,000.00	10,500,000.00	22-Aug-18	22-Aug-18	5-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS29OCT18	0010390127	USD	100,000,000.00	100,000,000.00	23-Aug-18	23-Aug-18	29-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS28NOV18	0010390128	USD	100,000,000.00	100,000,000.00	23-Aug-18	23-Aug-18	28-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390132	USD	10,000,000.00	10,000,000.00	23-Aug-18	23-Aug-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010390135	USD	200,000,000.00	200,000,000.00	23-Aug-18	24-Aug-18	15-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390154	USD	8,600,000.00	8,600,000.00	24-Aug-18	24-Aug-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS28NOV18	0010390159	USD	100,000,000.00	100,000,000.00	24-Aug-18	27-Aug-18	28-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390165	USD	100,000,000.00	100,000,000.00	27-Aug-18	27-Aug-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS28AUG18	0010390166	USD	8,591,000.00	8,591,000.00	27-Aug-18	27-Aug-18	28-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS24SEP18	0010390167	USD	5,000,000.00	5,000,000.00	27-Aug-18	27-Aug-18	24-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS28NOV18	0010390157	USD	200,000,000.00	200,000,000.00	24-Aug-18	28-Aug-18	28-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390169	USD	25,000,000.00	25,000,000.00	28-Aug-18	28-Aug-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS26NOV18	0010390205	USD	6,000,000.00	6,000,000.00	28-Aug-18	28-Aug-18	26-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010390187	USD	5,600,000.00	5,600,000.00	28-Aug-18	29-Aug-18	2-Jan-19
DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010390188	USD	6,000,000.00	6,000,000.00	28-Aug-18	29-Aug-18	5-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS26SEP18	0010390214	USD	15,000,000.00	15,000,000.00	29-Aug-18	29-Aug-18	26-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010390220	USD	25,000,000.00	25,000,000.00	29-Aug-18	29-Aug-18	17-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS1NOV18	0010390227	USD	300,000,000.00	300,000,000.00	29-Aug-18	29-Aug-18	1-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010390235	USD	100,000,000.00	100,000,000.00	29-Aug-18	29-Aug-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010390242	USD	15,000,000.00	15,000,000.00	29-Aug-18	29-Aug-18	17-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS27NOV18	0010390215	USD	500,000,000.00	500,000,000.00	29-Aug-18	30-Aug-18	27-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS11SEP18	0010390233	USD	35,000,000.00	35,000,000.00	29-Aug-18	30-Aug-18	11-Sep-18

Page 4/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS13NOV18	0010390252	USD	50,000,000.00	50,000,000.00	29-Aug-18	30-Aug-18	13-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390268	USD	50,000,000.00	50,000,000.00	30-Aug-18	30-Aug-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390275	USD	30,000,000.00	30,000,000.00	30-Aug-18	30-Aug-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS11SEP18	0010390276	USD	165,000,000.00	165,000,000.00	30-Aug-18	30-Aug-18	11-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS31OCT18	0010390286	USD	25,000,000.00	25,000,000.00	30-Aug-18	30-Aug-18	31-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010390313	USD	150,000,000.00	150,000,000.00	30-Aug-18	30-Aug-18	15-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS11SEP18	0010390277	USD	50,000,000.00	50,000,000.00	30-Aug-18	31-Aug-18	11-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010390287	USD	2,500,000.00	2,500,000.00	30-Aug-18	31-Aug-18	17-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS10DEC18	0010390318	USD	5,000,000.00	5,000,000.00	30-Aug-18	31-Aug-18	10-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390514	USD	7,000,000.00	7,000,000.00	31-Aug-18	4-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS3OCT18	0010390681	USD	200,000,000.00	200,000,000.00	4-Sep-18	4-Sep-18	3-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010390716	USD	5,932,000.00	5,932,000.00	5-Sep-18	5-Sep-18	1-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010390739	USD	13,792,000.00	13,792,000.00	5-Sep-18	5-Sep-18	22-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010390761	USD	5,000,000.00	5,000,000.00	5-Sep-18	5-Sep-18	22-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS10OCT18	0010390780	USD	18,000,000.00	18,000,000.00	6-Sep-18	6-Sep-18	10-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS13NOV18	0010390782	USD	25,000,000.00	25,000,000.00	6-Sep-18	6-Sep-18	13-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010390802	USD	2,500,000.00	2,500,000.00	6-Sep-18	6-Sep-18	22-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS29OCT18	0010390803	USD	2,500,000.00	2,500,000.00	6-Sep-18	6-Sep-18	29-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS7SEP18	0010390809	USD	50,000,000.00	50,000,000.00	6-Sep-18	6-Sep-18	7-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS24OCT18	0010390810	USD	31,372,000.00	31,372,000.00	6-Sep-18	6-Sep-18	24-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS30NOV18	0010390819	USD	3,500,000.00	3,500,000.00	6-Sep-18	6-Sep-18	30-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS7SEP18	0010390823	USD	52,000,000.00	52,000,000.00	6-Sep-18	6-Sep-18	7-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS11SEP18	0010390888	USD	25,000,000.00	25,000,000.00	7-Sep-18	7-Sep-18	11-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390904	USD	15,000,000.00	15,000,000.00	7-Sep-18	7-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS15NOV18	0010390905	USD	75,000,000.00	75,000,000.00	7-Sep-18	7-Sep-18	15-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390939	USD	8,202,000.00	8,202,000.00	10-Sep-18	10-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS18SEP18	0010390948	USD	500,000,000.00	500,000,000.00	10-Sep-18	10-Sep-18	18-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS18SEP18	0010390952	USD	100,000,000.00	100,000,000.00	10-Sep-18	10-Sep-18	18-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS20SEP18	0010390953	USD	500,000,000.00	500,000,000.00	10-Sep-18	10-Sep-18	20-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS25SEP18	0010390954	USD	400,000,000.00	400,000,000.00	10-Sep-18	10-Sep-18	25-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010391222	USD	10,000,000.00	10,000,000.00	11-Sep-18	12-Sep-18	15-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS11OCT18	0010391233	USD	52,029,000.00	52,029,000.00	12-Sep-18	12-Sep-18	11-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS15NOV18	0010391258	USD	128,000,000.00	128,000,000.00	12-Sep-18	12-Sep-18	15-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS26NOV18	0010391223	USD	250,000,000.00	250,000,000.00	11-Sep-18	13-Sep-18	26-Nov-18

Page 5/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS17OCT18	0010391307	USD	95,000,000.00	95,000,000.00	13-Sep-18	13-Sep-18	17-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS11OCT18	0010391308	USD	15,000,000.00	15,000,000.00	13-Sep-18	13-Sep-18	11-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS2NOV18	0010391371	USD	5,000,000.00	5,000,000.00	13-Sep-18	13-Sep-18	2-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS13NOV18	0010391372	USD	140,000,000.00	140,000,000.00	13-Sep-18	13-Sep-18	13-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391438	USD	5,523,000.00	5,523,000.00	14-Sep-18	14-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391471	USD	140,000,000.00	140,000,000.00	14-Sep-18	14-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS18SEP18	0010391518	USD	64,000,000.00	64,000,000.00	17-Sep-18	17-Sep-18	18-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS7DEC18	0010391521	USD	100,000,000.00	100,000,000.00	17-Sep-18	17-Sep-18	7-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS14DEC18	0010391522	USD	134,000,000.00	134,000,000.00	17-Sep-18	17-Sep-18	14-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391525	USD	25,000,000.00	25,000,000.00	17-Sep-18	17-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS26NOV18	0010391256	USD	500,000,000.00	500,000,000.00	12-Sep-18	18-Sep-18	26-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS6NOV18	0010391617	USD	120,000,000.00	120,000,000.00	18-Sep-18	18-Sep-18	6-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS15NOV18	0010391654	USD	380,000,000.00	380,000,000.00	19-Sep-18	19-Sep-18	15-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391658	USD	23,000,000.00	23,000,000.00	19-Sep-18	19-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS24OCT18	0010391659	USD	17,000,000.00	17,000,000.00	19-Sep-18	19-Sep-18	24-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391664	USD	44,331,000.00	44,331,000.00	19-Sep-18	19-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010391668	USD	100,000,000.00	100,000,000.00	20-Sep-18	20-Sep-18	5-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391677	USD	9,000,000.00	9,000,000.00	20-Sep-18	20-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391693	USD	200,000,000.00	200,000,000.00	20-Sep-18	20-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391698	USD	500,000.00	500,000.00	20-Sep-18	21-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391718	USD	58,235,000.00	58,235,000.00	21-Sep-18	21-Sep-18	22-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS1NOV18	0010391724	USD	110,000,000.00	110,000,000.00	21-Sep-18	21-Sep-18	1-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391732	USD	200,000,000.00	200,000,000.00	24-Sep-18	24-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS7DEC18	0010391733	USD	30,000,000.00	30,000,000.00	24-Sep-18	24-Sep-18	7-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS8NOV18	0010391734	USD	7,000,000.00	7,000,000.00	24-Sep-18	24-Sep-18	8-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391756	USD	50,000,000.00	50,000,000.00	24-Sep-18	24-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS14DEC18	0010391758	USD	8,000,000.00	8,000,000.00	24-Sep-18	24-Sep-18	14-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS29OCT18	0010391729	USD	3,500,000.00	3,500,000.00	24-Sep-18	25-Sep-18	29-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS28DEC18	0010391759	USD	25,000,000.00	25,000,000.00	24-Sep-18	25-Sep-18	28-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS14DEC18	0010391760	USD	100,000,000.00	100,000,000.00	24-Sep-18	25-Sep-18	14-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010391775	USD	50,000,000.00	50,000,000.00	25-Sep-18	25-Sep-18	17-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391776	USD	1,000,000.00	1,000,000.00	25-Sep-18	25-Sep-18	22-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS27DEC18	0010391777	USD	385,000.00	385,000.00	25-Sep-18	25-Sep-18	27-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010391801	USD	75,000,000.00	75,000,000.00	26-Sep-18	26-Sep-18	17-Dec-18

Page 6/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391805	USD	287,000,000.00	287,000,000.00	26-Sep-18	26-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391807	USD	90,000,000.00	90,000,000.00	26-Sep-18	26-Sep-18	9-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS12DEC18	0010391808	USD	20,000,000.00	20,000,000.00	26-Sep-18	26-Sep-18	12-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010391809	USD	1,235,000.00	1,235,000.00	26-Sep-18	26-Sep-18	15-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS8NOV18	0010391812	USD	50,000,000.00	50,000,000.00	26-Sep-18	26-Sep-18	8-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS8NOV18	0010391816	USD	60,000,000.00	60,000,000.00	26-Sep-18	26-Sep-18	8-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391833	USD	5,000,000.00	5,000,000.00	26-Sep-18	26-Sep-18	22-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS14DEC18	0010391832	USD	100,000,000.00	100,000,000.00	26-Sep-18	27-Sep-18	14-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010391847	USD	500,000.00	500,000.00	26-Sep-18	27-Sep-18	3-Dec-18
DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391872	USD	5,636,000.00	5,636,000.00	27-Sep-18	27-Sep-18	22-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010391891	USD	20,000,000.00	20,000,000.00	27-Sep-18	27-Sep-18	2-Jan-19
DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010391893	USD	15,000,000.00	15,000,000.00	27-Sep-18	27-Sep-18	2-Jan-19
DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010391894	USD	8,000,000.00	8,000,000.00	27-Sep-18	27-Sep-18	2-Jan-19
DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010391895	USD	100,000,000.00	100,000,000.00	27-Sep-18	27-Sep-18	2-Jan-19
DIN/SELL USD/IBRD/DIN IBRDUS13NOV18	0010391898	USD	10,000,000.00	10,000,000.00	27-Sep-18	27-Sep-18	13-Nov-18
DIN/SELL USD/IBRD/DIN IBRDUS16OCT18	0010391914	USD	500,000,000.00	500,000,000.00	27-Sep-18	27-Sep-18	16-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391952	USD	2,470,000.00	2,470,000.00	27-Sep-18	28-Sep-18	22-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391953	USD	6,000,000.00	6,000,000.00	27-Sep-18	28-Sep-18	22-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391954	USD	10,000,000.00	10,000,000.00	27-Sep-18	28-Sep-18	22-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010392007	USD	2,324,000.00	2,324,000.00	28-Sep-18	28-Sep-18	22-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010392030	USD	100,000,000.00	100,000,000.00	28-Sep-18	28-Sep-18	15-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS16OCT18	0010392032	USD	50,000,000.00	50,000,000.00	28-Sep-18	28-Sep-18	16-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010392036	USD	450,000,000.00	450,000,000.00	28-Sep-18	28-Sep-18	15-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010392046	USD	160,000,000.00	160,000,000.00	28-Sep-18	28-Sep-18	22-Oct-18
DIN/SELL USD/IBRD/DIN IBRDUS3JAN19	0010391892	USD	15,000,000.00	15,000,000.00	27-Sep-18	1-Oct-18	3-Jan-19
DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010391921	USD	25,000,000.00	25,000,000.00	27-Sep-18	1-Oct-18	2-Jan-19
DIN/SELL USD/IBRD/DIN IBRDUS3JAN19	0010392052	USD	200,000,000.00	200,000,000.00	28-Sep-18	1-Oct-18	3-Jan-19
DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010392061	USD	50,000,000.00	50,000,000.00	28-Sep-18	1-Oct-18	2-Jan-19

Sub-total New Borrowings			17,766,847,000.00	17,766,847,000.00

Total New Borrowings				17,766,847,000.00

Page 7/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010376000	USD	(8,100,000.00)	(8,100,000.00)	23-Jan-18	24-Jan-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS25JUL18	0010378104	USD	(15,000,000.00)	(15,000,000.00)	14-Feb-18	14-Feb-18	25-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS8AUG18	0010378939	USD	(23,000,000.00)	(23,000,000.00)	28-Feb-18	28-Feb-18	8-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS8AUG18	0010379665	USD	(1,000,000.00)	(1,000,000.00)	8-Mar-18	8-Mar-18	8-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS20JUL18	0010379649	USD	(15,000,000.00)	(15,000,000.00)	8-Mar-18	9-Mar-18	20-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS20JUL18	0010379650	USD	(10,000,000.00)	(10,000,000.00)	8-Mar-18	9-Mar-18	20-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS25JUL18	0010380324	USD	(17,000,000.00)	(17,000,000.00)	14-Mar-18	14-Mar-18	25-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS27AUG18	0010380668	USD	(3,000,000.00)	(3,000,000.00)	16-Mar-18	16-Mar-18	27-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010380900	USD	(7,249,000.00)	(7,249,000.00)	22-Mar-18	23-Mar-18	1-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010380901	USD	(9,100,000.00)	(9,100,000.00)	22-Mar-18	23-Mar-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS6JUL18	0010380936	USD	(2,500,000.00)	(2,500,000.00)	23-Mar-18	23-Mar-18	6-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010381040	USD	(100,000,000.00)	(100,000,000.00)	27-Mar-18	27-Mar-18	1-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS22AUG18	0010381157	USD	(18,000,000.00)	(18,000,000.00)	28-Mar-18	28-Mar-18	22-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS10SEP18	0010381160	USD	(1,300,000.00)	(1,300,000.00)	28-Mar-18	28-Mar-18	10-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS16JUL18	0010381480	USD	(2,000,000.00)	(2,000,000.00)	2-Apr-18	2-Apr-18	16-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010381476	USD	(200,000,000.00)	(200,000,000.00)	2-Apr-18	3-Apr-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010381585	USD	(25,000,000.00)	(25,000,000.00)	4-Apr-18	4-Apr-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS24JUL18	0010381587	USD	(25,000,000.00)	(25,000,000.00)	4-Apr-18	4-Apr-18	24-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010381656	USD	(40,000,000.00)	(40,000,000.00)	4-Apr-18	4-Apr-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS13JUL18	0010381661	USD	(10,000,000.00)	(10,000,000.00)	4-Apr-18	4-Apr-18	13-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS11JUL18	0010381793	USD	(30,000,000.00)	(30,000,000.00)	5-Apr-18	5-Apr-18	11-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS6JUL18	0010381879	USD	(35,000,000.00)	(35,000,000.00)	6-Apr-18	6-Apr-18	6-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010381882	USD	(10,000,000.00)	(10,000,000.00)	6-Apr-18	9-Apr-18	9-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS25JUL18	0010381883	USD	(30,000,000.00)	(30,000,000.00)	6-Apr-18	9-Apr-18	25-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS24AUG18	0010381958	USD	(30,000,000.00)	(30,000,000.00)	9-Apr-18	9-Apr-18	24-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010382262	USD	(25,000,000.00)	(25,000,000.00)	11-Apr-18	11-Apr-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS7AUG18	0010382271	USD	(15,000,000.00)	(15,000,000.00)	11-Apr-18	11-Apr-18	7-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS6SEP18	0010382272	USD	(18,500,000.00)	(18,500,000.00)	11-Apr-18	11-Apr-18	6-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010382286	USD	(47,720,000.00)	(47,720,000.00)	11-Apr-18	11-Apr-18	13-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS17SEP18	0010382431	USD	(25,000,000.00)	(25,000,000.00)	12-Apr-18	12-Apr-18	17-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010382489	USD	(25,000,000.00)	(25,000,000.00)	12-Apr-18	12-Apr-18	30-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010382498	USD	(400,000,000.00)	(400,000,000.00)	12-Apr-18	13-Apr-18	9-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS3AUG18	0010382592	USD	(1,000,000.00)	(1,000,000.00)	13-Apr-18	13-Apr-18	3-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS16JUL18	0010382686	USD	(15,000,000.00)	(15,000,000.00)	16-Apr-18	17-Apr-18	16-Jul-18

Page 8/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS28AUG18	0010382905	USD	(500,000,000.00)	(500,000,000.00)	18-Apr-18	19-Apr-18	28-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS3JUL18	0010383010	USD	(11,643,000.00)	(11,643,000.00)	19-Apr-18	19-Apr-18	3-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS28SEP18	0010383012	USD	(100,000,000.00)	(100,000,000.00)	19-Apr-18	19-Apr-18	28-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS28SEP18	0010383013	USD	(100,000,000.00)	(100,000,000.00)	19-Apr-18	19-Apr-18	28-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010383038	USD	(5,000,000.00)	(5,000,000.00)	20-Apr-18	20-Apr-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010383150	USD	(4,000,000.00)	(4,000,000.00)	24-Apr-18	24-Apr-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS24JUL18	0010383163	USD	(5,000,000.00)	(5,000,000.00)	24-Apr-18	24-Apr-18	24-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010383144	USD	(7,249,000.00)	(7,249,000.00)	24-Apr-18	25-Apr-18	1-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS19SEP18	0010383242	USD	(10,000,000.00)	(10,000,000.00)	25-Apr-18	25-Apr-18	19-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS17JUL18	0010383293	USD	(48,000,000.00)	(48,000,000.00)	26-Apr-18	26-Apr-18	17-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010383299	USD	(100,000,000.00)	(100,000,000.00)	26-Apr-18	26-Apr-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010383317	USD	(7,500,000.00)	(7,500,000.00)	26-Apr-18	27-Apr-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010383363	USD	(2,200,000.00)	(2,200,000.00)	27-Apr-18	27-Apr-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS16JUL18	0010383398	USD	(50,000,000.00)	(50,000,000.00)	30-Apr-18	30-Apr-18	16-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS17JUL18	0010383752	USD	(5,103,000.00)	(5,103,000.00)	1-May-18	1-May-18	17-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010383787	USD	(3,000,000.00)	(3,000,000.00)	2-May-18	2-May-18	9-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS10JUL18	0010383795	USD	(15,905,000.00)	(15,905,000.00)	2-May-18	2-May-18	10-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS17JUL18	0010383839	USD	(10,540,000.00)	(10,540,000.00)	3-May-18	3-May-18	17-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS27JUL18	0010383905	USD	(6,000,000.00)	(6,000,000.00)	4-May-18	4-May-18	27-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS16JUL18	0010384029	USD	(3,000,000.00)	(3,000,000.00)	8-May-18	8-May-18	16-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS24JUL18	0010384326	USD	(10,540,000.00)	(10,540,000.00)	10-May-18	10-May-18	24-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS26JUL18	0010384852	USD	(30,000,000.00)	(30,000,000.00)	24-May-18	24-May-18	26-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS22AUG18	0010384858	USD	(25,000,000.00)	(25,000,000.00)	24-May-18	24-May-18	22-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010384854	USD	(7,249,000.00)	(7,249,000.00)	24-May-18	25-May-18	1-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS20SEP18	0010384855	USD	(25,000,000.00)	(25,000,000.00)	24-May-18	25-May-18	20-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS10SEP18	0010384870	USD	(25,000,000.00)	(25,000,000.00)	25-May-18	25-May-18	10-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS31JUL18	0010384871	USD	(25,000,000.00)	(25,000,000.00)	25-May-18	25-May-18	31-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS16JUL18	0010384872	USD	(80,000,000.00)	(80,000,000.00)	25-May-18	25-May-18	16-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS10SEP18	0010384873	USD	(30,000,000.00)	(30,000,000.00)	25-May-18	25-May-18	10-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS23JUL18	0010384880	USD	(10,000,000.00)	(10,000,000.00)	29-May-18	29-May-18	23-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS27JUL18	0010384890	USD	(20,000,000.00)	(20,000,000.00)	29-May-18	30-May-18	27-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS24SEP18	0010384924	USD	(20,000,000.00)	(20,000,000.00)	30-May-18	30-May-18	24-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010384926	USD	(25,000,000.00)	(25,000,000.00)	30-May-18	30-May-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS17SEP18	0010384928	USD	(20,000,000.00)	(20,000,000.00)	30-May-18	30-May-18	17-Sep-18

Page 9/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS19SEP18	0010384949	USD	(15,000,000.00)	(15,000,000.00)	30-May-18	30-May-18	19-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS20SEP18	0010385027	USD	(25,000,000.00)	(25,000,000.00)	31-May-18	31-May-18	20-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS31JUL18	0010385043	USD	(50,000,000.00)	(50,000,000.00)	31-May-18	31-May-18	31-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS31JUL18	0010385044	USD	(15,000,000.00)	(15,000,000.00)	31-May-18	31-May-18	31-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385048	USD	(77,000,000.00)	(77,000,000.00)	31-May-18	31-May-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS24SEP18	0010385365	USD	(15,000,000.00)	(15,000,000.00)	1-Jun-18	1-Jun-18	24-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385401	USD	(25,000,000.00)	(25,000,000.00)	1-Jun-18	1-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS6JUL18	0010385431	USD	(75,000,000.00)	(75,000,000.00)	1-Jun-18	1-Jun-18	6-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS27JUL18	0010385433	USD	(12,000,000.00)	(12,000,000.00)	1-Jun-18	1-Jun-18	27-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385454	USD	(2,000,000.00)	(2,000,000.00)	4-Jun-18	4-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS23JUL18	0010385456	USD	(25,950,000.00)	(25,950,000.00)	4-Jun-18	4-Jun-18	23-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS9AUG18	0010385483	USD	(5,000,000.00)	(5,000,000.00)	4-Jun-18	4-Jun-18	9-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS16AUG18	0010385484	USD	(5,000,000.00)	(5,000,000.00)	4-Jun-18	4-Jun-18	16-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS23AUG18	0010385485	USD	(5,000,000.00)	(5,000,000.00)	4-Jun-18	4-Jun-18	23-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS30AUG18	0010385486	USD	(5,000,000.00)	(5,000,000.00)	4-Jun-18	4-Jun-18	30-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010385487	USD	(3,500,000.00)	(3,500,000.00)	4-Jun-18	4-Jun-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385534	USD	(15,000,000.00)	(15,000,000.00)	5-Jun-18	5-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS27SEP18	0010385539	USD	(10,000,000.00)	(10,000,000.00)	5-Jun-18	6-Jun-18	27-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385559	USD	(12,700,000.00)	(12,700,000.00)	6-Jun-18	6-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385622	USD	(25,000,000.00)	(25,000,000.00)	6-Jun-18	6-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS27JUL18	0010385664	USD	(10,000,000.00)	(10,000,000.00)	6-Jun-18	6-Jun-18	27-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010385663	USD	(20,000,000.00)	(20,000,000.00)	6-Jun-18	7-Jun-18	9-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385771	USD	(2,000,000.00)	(2,000,000.00)	7-Jun-18	7-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010385787	USD	(2,225,000.00)	(2,225,000.00)	7-Jun-18	7-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS5JUL18	0010385931	USD	(1,006,000.00)	(1,006,000.00)	7-Jun-18	7-Jun-18	5-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS24SEP18	0010385942	USD	(100,000,000.00)	(100,000,000.00)	7-Jun-18	7-Jun-18	24-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010386302	USD	(23,000,000.00)	(23,000,000.00)	11-Jun-18	11-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS5SEP18	0010386314	USD	(28,930,000.00)	(28,930,000.00)	11-Jun-18	11-Jun-18	5-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS5SEP18	0010386317	USD	(20,950,000.00)	(20,950,000.00)	11-Jun-18	11-Jun-18	5-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386377	USD	(3,518,000.00)	(3,518,000.00)	12-Jun-18	12-Jun-18	9-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010386433	USD	(155,000,000.00)	(155,000,000.00)	12-Jun-18	12-Jun-18	30-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS13JUL18	0010386429	USD	(15,000,000.00)	(15,000,000.00)	12-Jun-18	13-Jun-18	13-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS13JUL18	0010386431	USD	(35,000,000.00)	(35,000,000.00)	12-Jun-18	13-Jun-18	13-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010386465	USD	(15,000,000.00)	(15,000,000.00)	13-Jun-18	13-Jun-18	2-Jul-18

Page 10/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS3AUG18	0010386478	USD	(100,000,000.00)	(100,000,000.00)	13-Jun-18	13-Jun-18	3-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS5JUL18	0010386681	USD	(50,000,000.00)	(50,000,000.00)	14-Jun-18	14-Jun-18	5-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386682	USD	(1,810,000.00)	(1,810,000.00)	14-Jun-18	14-Jun-18	9-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS13SEP18	0010386695	USD	(200,000,000.00)	(200,000,000.00)	14-Jun-18	14-Jun-18	13-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010386694	USD	(7,663,000.00)	(7,663,000.00)	14-Jun-18	15-Jun-18	30-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386764	USD	(50,000,000.00)	(50,000,000.00)	15-Jun-18	15-Jun-18	9-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386766	USD	(41,000,000.00)	(41,000,000.00)	15-Jun-18	15-Jun-18	9-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010386785	USD	(15,000,000.00)	(15,000,000.00)	15-Jun-18	15-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386903	USD	(45,000,000.00)	(45,000,000.00)	18-Jun-18	18-Jun-18	9-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010386905	USD	(18,000,000.00)	(18,000,000.00)	18-Jun-18	18-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010386906	USD	(1,000,000.00)	(1,000,000.00)	18-Jun-18	18-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010386911	USD	(200,000,000.00)	(200,000,000.00)	18-Jun-18	18-Jun-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS6JUL18	0010386913	USD	(200,000,000.00)	(200,000,000.00)	18-Jun-18	18-Jun-18	6-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS13SEP18	0010386915	USD	(500,000,000.00)	(500,000,000.00)	18-Jun-18	18-Jun-18	13-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS13SEP18	0010386916	USD	(500,000,000.00)	(500,000,000.00)	18-Jun-18	18-Jun-18	13-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010386917	USD	(25,000,000.00)	(25,000,000.00)	18-Jun-18	18-Jun-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS14SEP18	0010386918	USD	(500,000,000.00)	(500,000,000.00)	18-Jun-18	18-Jun-18	14-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS14SEP18	0010386919	USD	(500,000,000.00)	(500,000,000.00)	18-Jun-18	18-Jun-18	14-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386959	USD	(85,000,000.00)	(85,000,000.00)	19-Jun-18	19-Jun-18	9-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010386960	USD	(2,000,000.00)	(2,000,000.00)	19-Jun-18	19-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010386964	USD	(12,000,000.00)	(12,000,000.00)	19-Jun-18	19-Jun-18	9-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS17SEP18	0010386984	USD	(5,000,000.00)	(5,000,000.00)	19-Jun-18	19-Jun-18	17-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS23AUG18	0010386972	USD	(500,000,000.00)	(500,000,000.00)	19-Jun-18	20-Jun-18	23-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010387002	USD	(5,000,000.00)	(5,000,000.00)	20-Jun-18	20-Jun-18	13-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS16JUL18	0010387003	USD	(11,713,000.00)	(11,713,000.00)	20-Jun-18	20-Jun-18	16-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS25JUL18	0010387004	USD	(50,000,000.00)	(50,000,000.00)	20-Jun-18	20-Jun-18	25-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010387005	USD	(100,000,000.00)	(100,000,000.00)	20-Jun-18	20-Jun-18	30-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS3JUL18	0010387008	USD	(2,000,000.00)	(2,000,000.00)	20-Jun-18	20-Jun-18	3-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS23JUL18	0010387010	USD	(9,994,000.00)	(9,994,000.00)	20-Jun-18	20-Jun-18	23-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS24AUG18	0010387011	USD	(40,000,000.00)	(40,000,000.00)	20-Jun-18	20-Jun-18	24-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS24AUG18	0010387013	USD	(65,000,000.00)	(65,000,000.00)	20-Jun-18	20-Jun-18	24-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010387014	USD	(113,000,000.00)	(113,000,000.00)	20-Jun-18	20-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS8AUG18	0010387015	USD	(45,000,000.00)	(45,000,000.00)	20-Jun-18	20-Jun-18	8-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS23JUL18	0010387031	USD	(150,000,000.00)	(150,000,000.00)	20-Jun-18	20-Jun-18	23-Jul-18

Page 11/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS17SEP18	0010387016	USD	(1,000,000.00)	(1,000,000.00)	20-Jun-18	21-Jun-18	17-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS24AUG18	0010387017	USD	(250,000,000.00)	(250,000,000.00)	20-Jun-18	21-Jun-18	24-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS12JUL18	0010387035	USD	(600,000.00)	(600,000.00)	20-Jun-18	21-Jun-18	12-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS13JUL18	0010387036	USD	(16,500,000.00)	(16,500,000.00)	20-Jun-18	21-Jun-18	13-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS27JUL18	0010387154	USD	(12,000,000.00)	(12,000,000.00)	21-Jun-18	22-Jun-18	27-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010387185	USD	(25,000,000.00)	(25,000,000.00)	22-Jun-18	25-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010387212	USD	(50,000,000.00)	(50,000,000.00)	25-Jun-18	25-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS30AUG18	0010387216	USD	(500,000,000.00)	(500,000,000.00)	25-Jun-18	25-Jun-18	30-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS2JUL18	0010387217	USD	(100,000,000.00)	(100,000,000.00)	25-Jun-18	25-Jun-18	2-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS2AUG18	0010387235	USD	(25,000,000.00)	(25,000,000.00)	26-Jun-18	26-Jun-18	2-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS15AUG18	0010387238	USD	(96,000,000.00)	(96,000,000.00)	26-Jun-18	26-Jun-18	15-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS25SEP18	0010387215	USD	(250,000,000.00)	(250,000,000.00)	25-Jun-18	27-Jun-18	25-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS24JUL18	0010387325	USD	(133,000,000.00)	(133,000,000.00)	27-Jun-18	27-Jun-18	24-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010387340	USD	(2,000,000.00)	(2,000,000.00)	27-Jun-18	27-Jun-18	9-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS9JUL18	0010387346	USD	(15,000,000.00)	(15,000,000.00)	27-Jun-18	27-Jun-18	9-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS24JUL18	0010387399	USD	(200,000,000.00)	(200,000,000.00)	28-Jun-18	28-Jun-18	24-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS17JUL18	0010387462	USD	(100,000,000.00)	(100,000,000.00)	29-Jun-18	29-Jun-18	17-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS6JUL18	0010387805	USD	(40,000,000.00)	(40,000,000.00)	5-Jul-18	5-Jul-18	6-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS10JUL18	0010387806	USD	(453,000,000.00)	(453,000,000.00)	5-Jul-18	5-Jul-18	10-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS23JUL18	0010387872	USD	(39,000,000.00)	(39,000,000.00)	9-Jul-18	9-Jul-18	23-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS7SEP18	0010387929	USD	(150,000,000.00)	(150,000,000.00)	9-Jul-18	9-Jul-18	7-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS24JUL18	0010387945	USD	(21,435,000.00)	(21,435,000.00)	9-Jul-18	9-Jul-18	24-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010388077	USD	(10,000,000.00)	(10,000,000.00)	10-Jul-18	10-Jul-18	30-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010388078	USD	(12,000,000.00)	(12,000,000.00)	10-Jul-18	10-Jul-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010388090	USD	(175,000,000.00)	(175,000,000.00)	10-Jul-18	10-Jul-18	1-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS3AUG18	0010388093	USD	(111,000,000.00)	(111,000,000.00)	10-Jul-18	10-Jul-18	3-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010388095	USD	(300,000,000.00)	(300,000,000.00)	10-Jul-18	10-Jul-18	13-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS17AUG18	0010388089	USD	(200,000,000.00)	(200,000,000.00)	10-Jul-18	11-Jul-18	17-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010388096	USD	(100,000,000.00)	(100,000,000.00)	10-Jul-18	11-Jul-18	13-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS16AUG18	0010388190	USD	(45,000,000.00)	(45,000,000.00)	12-Jul-18	12-Jul-18	16-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS17AUG18	0010388214	USD	(45,000,000.00)	(45,000,000.00)	12-Jul-18	12-Jul-18	17-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS23AUG18	0010388213	USD	(50,000,000.00)	(50,000,000.00)	12-Jul-18	13-Jul-18	23-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS25JUL18	0010388215	USD	(40,000,000.00)	(40,000,000.00)	12-Jul-18	13-Jul-18	25-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010388414	USD	(26,000,000.00)	(26,000,000.00)	16-Jul-18	17-Jul-18	6-Aug-18

Page 12/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010388473	USD	(10,000,000.00)	(10,000,000.00)	17-Jul-18	17-Jul-18	30-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010388505	USD	(50,000,000.00)	(50,000,000.00)	18-Jul-18	18-Jul-18	1-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS19JUL18	0010388508	USD	(5,266,000.00)	(5,266,000.00)	18-Jul-18	18-Jul-18	19-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS19JUL18	0010388512	USD	(5,266,000.00)	(5,266,000.00)	18-Jul-18	18-Jul-18	19-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS23AUG18	0010388513	USD	(15,000,000.00)	(15,000,000.00)	18-Jul-18	18-Jul-18	23-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS30AUG18	0010388514	USD	(25,000,000.00)	(25,000,000.00)	18-Jul-18	18-Jul-18	30-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS19JUL18	0010388515	USD	(245,000,000.00)	(245,000,000.00)	18-Jul-18	18-Jul-18	19-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010388641	USD	(2,000,000.00)	(2,000,000.00)	23-Jul-18	23-Jul-18	1-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010388644	USD	(5,618,000.00)	(5,618,000.00)	23-Jul-18	23-Jul-18	30-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS27AUG18	0010388640	USD	(25,000,000.00)	(25,000,000.00)	23-Jul-18	24-Jul-18	27-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS1AUG18	0010388657	USD	(50,000,000.00)	(50,000,000.00)	24-Jul-18	24-Jul-18	1-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010388658	USD	(10,000,000.00)	(10,000,000.00)	24-Jul-18	24-Jul-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS25JUL18	0010388660	USD	(28,327,000.00)	(28,327,000.00)	24-Jul-18	24-Jul-18	25-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS30JUL18	0010388661	USD	(3,500,000.00)	(3,500,000.00)	24-Jul-18	24-Jul-18	30-Jul-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010388670	USD	(13,000,000.00)	(13,000,000.00)	25-Jul-18	25-Jul-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS29AUG18	0010388671	USD	(14,700,000.00)	(14,700,000.00)	25-Jul-18	25-Jul-18	29-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010388687	USD	(26,025,000.00)	(26,025,000.00)	26-Jul-18	26-Jul-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010388689	USD	(13,000,000.00)	(13,000,000.00)	26-Jul-18	26-Jul-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010388692	USD	(25,000,000.00)	(25,000,000.00)	26-Jul-18	27-Jul-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS7AUG18	0010388748	USD	(5,000,000.00)	(5,000,000.00)	30-Jul-18	30-Jul-18	7-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS15AUG18	0010388750	USD	(7,930,000.00)	(7,930,000.00)	30-Jul-18	30-Jul-18	15-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010388754	USD	(200,000,000.00)	(200,000,000.00)	30-Jul-18	30-Jul-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS24SEP18	0010389133	USD	(5,000,000.00)	(5,000,000.00)	1-Aug-18	1-Aug-18	24-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS16AUG18	0010389137	USD	(50,000,000.00)	(50,000,000.00)	1-Aug-18	1-Aug-18	16-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010389145	USD	(10,000,000.00)	(10,000,000.00)	1-Aug-18	1-Aug-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010389175	USD	(300,000,000.00)	(300,000,000.00)	2-Aug-18	2-Aug-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010389208	USD	(5,000,000.00)	(5,000,000.00)	2-Aug-18	2-Aug-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS17SEP18	0010389173	USD	(10,000,000.00)	(10,000,000.00)	2-Aug-18	3-Aug-18	17-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS24SEP18	0010389174	USD	(10,000,000.00)	(10,000,000.00)	2-Aug-18	3-Aug-18	24-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS6AUG18	0010389238	USD	(140,000,000.00)	(140,000,000.00)	3-Aug-18	3-Aug-18	6-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS31AUG18	0010389249	USD	(50,000,000.00)	(50,000,000.00)	3-Aug-18	3-Aug-18	31-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS27AUG18	0010389251	USD	(10,446,000.00)	(10,446,000.00)	3-Aug-18	3-Aug-18	27-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010389271	USD	(12,000,000.00)	(12,000,000.00)	6-Aug-18	6-Aug-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010389272	USD	(15,000,000.00)	(15,000,000.00)	6-Aug-18	6-Aug-18	20-Aug-18

Page 13/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS23AUG18	0010389274	USD	(200,000,000.00)	(200,000,000.00)	6-Aug-18	6-Aug-18	23-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS7AUG18	0010389275	USD	(50,000,000.00)	(50,000,000.00)	6-Aug-18	6-Aug-18	7-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS31AUG18	0010389281	USD	(26,000,000.00)	(26,000,000.00)	6-Aug-18	6-Aug-18	31-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS31AUG18	0010389282	USD	(50,000,000.00)	(50,000,000.00)	6-Aug-18	6-Aug-18	31-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS16AUG18	0010389297	USD	(150,000,000.00)	(150,000,000.00)	7-Aug-18	7-Aug-18	16-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010389383	USD	(8,124,000.00)	(8,124,000.00)	8-Aug-18	8-Aug-18	13-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010389668	USD	(100,000,000.00)	(100,000,000.00)	9-Aug-18	9-Aug-18	13-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS13AUG18	0010389680	USD	(5,000,000.00)	(5,000,000.00)	9-Aug-18	9-Aug-18	13-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010389687	USD	(5,000,000.00)	(5,000,000.00)	9-Aug-18	9-Aug-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS6SEP18	0010389857	USD	(3,158,000.00)	(3,158,000.00)	14-Aug-18	14-Aug-18	6-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010389869	USD	(50,000,000.00)	(50,000,000.00)	14-Aug-18	14-Aug-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS24AUG18	0010389872	USD	(100,000,000.00)	(100,000,000.00)	14-Aug-18	14-Aug-18	24-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS22AUG18	0010389873	USD	(150,000,000.00)	(150,000,000.00)	14-Aug-18	14-Aug-18	22-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS15AUG18	0010389874	USD	(27,076,000.00)	(27,076,000.00)	14-Aug-18	14-Aug-18	15-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS20AUG18	0010389900	USD	(100,000,000.00)	(100,000,000.00)	15-Aug-18	15-Aug-18	20-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS26SEP18	0010389918	USD	(150,000,000.00)	(150,000,000.00)	15-Aug-18	15-Aug-18	26-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010390057	USD	(25,000,000.00)	(25,000,000.00)	20-Aug-18	20-Aug-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS17SEP18	0010390058	USD	(20,000,000.00)	(20,000,000.00)	20-Aug-18	20-Aug-18	17-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS27SEP18	0010390061	USD	(30,000,000.00)	(30,000,000.00)	20-Aug-18	20-Aug-18	27-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS28SEP18	0010390064	USD	(25,000,000.00)	(25,000,000.00)	20-Aug-18	20-Aug-18	28-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS21AUG18	0010390067	USD	(140,000,000.00)	(140,000,000.00)	20-Aug-18	20-Aug-18	21-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010390097	USD	(25,000,000.00)	(25,000,000.00)	21-Aug-18	21-Aug-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010390098	USD	(10,000,000.00)	(10,000,000.00)	21-Aug-18	21-Aug-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS28AUG18	0010390166	USD	(8,591,000.00)	(8,591,000.00)	27-Aug-18	27-Aug-18	28-Aug-18
DIN/SELL USD/IBRD/DIN IBRDUS24SEP18	0010390167	USD	(5,000,000.00)	(5,000,000.00)	27-Aug-18	27-Aug-18	24-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS26SEP18	0010390214	USD	(15,000,000.00)	(15,000,000.00)	29-Aug-18	29-Aug-18	26-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS4SEP18	0010390235	USD	(100,000,000.00)	(100,000,000.00)	29-Aug-18	29-Aug-18	4-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS11SEP18	0010390233	USD	(35,000,000.00)	(35,000,000.00)	29-Aug-18	30-Aug-18	11-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS11SEP18	0010390276	USD	(165,000,000.00)	(165,000,000.00)	30-Aug-18	30-Aug-18	11-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS11SEP18	0010390277	USD	(50,000,000.00)	(50,000,000.00)	30-Aug-18	31-Aug-18	11-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS7SEP18	0010390809	USD	(50,000,000.00)	(50,000,000.00)	6-Sep-18	6-Sep-18	7-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS7SEP18	0010390823	USD	(52,000,000.00)	(52,000,000.00)	6-Sep-18	6-Sep-18	7-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS11SEP18	0010390888	USD	(25,000,000.00)	(25,000,000.00)	7-Sep-18	7-Sep-18	11-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS18SEP18	0010390948	USD	(500,000,000.00)	(500,000,000.00)	10-Sep-18	10-Sep-18	18-Sep-18

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International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01, 2018 through September 30, 2018

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS18SEP18	0010390952	USD	(100,000,000.00)	(100,000,000.00)	10-Sep-18	10-Sep-18	18-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS20SEP18	0010390953	USD	(500,000,000.00)	(500,000,000.00)	10-Sep-18	10-Sep-18	20-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS25SEP18	0010390954	USD	(400,000,000.00)	(400,000,000.00)	10-Sep-18	10-Sep-18	25-Sep-18
DIN/SELL USD/IBRD/DIN IBRDUS18SEP18	0010391518	USD	(64,000,000.00)	(64,000,000.00)	17-Sep-18	17-Sep-18	18-Sep-18

Sub-total Maturing Borrowings			(16,105,919,000.00)	(16,105,919,000.00)

Total Maturing Borrowings				(16,105,919,000.00)

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